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Foreword
Foreword
TABLE OF CONTENTS 4

Filed by Deutsche Telekom AG

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: T-Online International

AG Exchange Act File Number 82-5125

Annex 1

TRANSLATION

 Agreement in Principle

between

Deutsche Telekom AG, Bonn

—hereinafter "DTAG"

and

T-Online International AG, Darmstadt

—hereinafter "TOI AG"

Index

A.	Preamble
B.	Plan
I.	Combination of DTAG and TOI AG
1.	Merger
2.	Structure
II.	Procedure
3.	Antitrust and telecommunication law
4.	Valuation/merger audit
5.	Due Diligence
6.	Involvement of the employees' representative bodies
7.	Disclosures and confidentiality
C.	Final provisions
I.	Consents of corporate bodies
8.	Consent of the supervisory board of TOI AG to this Agreement
9.	Consent of the general meetings of DTAG and TOI AG
10.	Time schedule
II.	Continuance of operation of the enterprises
11.	Capital-related measures and acquisition of shares
III.	Miscellaneous provisions
12.	Termination
13.	Legal position of third parties
14.	Costs
15.	Disputes, arbitration tribunal
16.	Severability clause

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A.    Preamble

The Boards of Management of DTAG and TOI AG have agreed to combine the two companies in order to ensure their market leadership and their leadership regarding innovation in the long term. For this purpose, DTAG and TOI AG shall be merged. On the basis of the foregoing, DTAG and TOI AG agree as follows:

B.    Plan

I.    Combination of DTAG and TOI AG

1.
Merger

1.1
The parties intend to merge DTAG and TOI AG. This shall be effected by way of a merger of TOI AG as the transferring entity into DTAG as the acquiring entity (§ 2 para. 1 no. 1 of the German Transformation Act (Umwandlungsgesetz, "UmwG").

1.2
The enterprise being transferred from TOI AG to DTAG by way of the merger will remain to exist within the acquiring entity as an organisational unit ("TOI") with its own management and profit and loss responsibility and will form a material part of the new "Broadband/Fixed Network" strategic business area of DTAG. Thereby the development of the fixed network business and broadband business within Germany and outside Germany will be accelerated, in particular the introduction of an integrated broadband strategy with combined "Access, Communication and Entertainment-Services" for the mass market (so-called "Triple Play"). In this regard, the tasks of TOI shall comprise, in particular, the development and marketing (market and deliver) of all IP products of this strategic business area, in particular the "Triple Play" products—such as T-Home, a project currently planned for Germany as a further development of "T-Online Vision on TV". This will facilitate an optimum and consistent utilization of customer relations in the interests of DTAG and TOI. As a result thereof, the parties are expecting growth synergies in the region of at least approximately 1 billion Euro of net present value.

1.3
Should compelling reasons arise after the conclusion of this Agreement which require the combination of the two enterprises in a different manner, the parties will come to an agreement thereon. Compelling reasons shall only be such reasons which, according to a reasonable commercial assessment, threaten to substantially impair the legal or economic functionability or competitiveness of DTAG in the new "Broadband/Fixed Network" business area, a material part of which will be TOI.

2.
Structure

2.1
DTAG is the ultimate parent company of a company group being active in the entire field of telecommunications, information technology, multimedia, information and entertainment and security services.

2.2
The DTAG group shall be managed as organisation of business areas with the following areas:

a.
T-Mobile

b.
Broadband/Fixed Network (T-Com)

c.
T-Systems.

2.3
The "Broadband/Fixed Network" strategic business area will be managed, as part of the overall responsibility of the corporate bodies of DTAG, by an Executive Committee headed by Mr W. Raizner. Under the purview of the Executive Committee, TOI will continue to exist as an organisational unit with its own management and profit and loss responsibility. The Executive Committee will consist of at least three members of the TOI Departmental Board (consisting of 6

3

  members) with material functions for the entire "Broadband/Fixed Network" business area. Within the strategic "Broadband/Fixed Network" business area, TOI will remain the only Internet Service Provider ("ISP") with the same tasks as before and will additionally perform the management and coordination of the ISP business in the DTAG group. The "TOI" brand will continue to be used as an independent product brand for all IP-based services of DTAG in the mass market. All brands of TOI AG will continue to exist, also as part of the trademark structure of the "Broadband/Fixed Network" business area and will continue to be managed by TOI in TOI's responsibility.

2.4
The employees and the Departmental Board of TOI will continue to play an essential role in the development of the broadband business of DTAG; they will have special responsibility for the introduction of an integrated broadband strategy. The Corporate Identity formed by TOI AG will be maintained in the new "Broadband/Fixed Network" business area and will be promoted by the management of TOI.

2.5
TOI has its main business sites (Betriebsstätten) in Darmstadt (headquarters) and in Kiel, Oldenbourg and Ulm (sites). These business sites shall be maintained irrespective of the merger. With regard to the organisational integration of the Call Center sites within TOI, both parties will decide jointly. DTAG and TOI shall generally seek to ensure that the merger has no impact on employment cost structures within the two parties; they will agree on the measures necessary and appropriate to achieve this aim. The affiliated companies set out in Annex 1 shall retain their current registered offices also after the merger.

2.6
The international development of TOI shall be successfully continued in a predominantly organic manner, to the extent possible by way of a "Triple Play" approach.

2.7
As far as possible, the collective bargaining negotiations taken up by TOI AG shall be continued and completed prior to the merger. Otherwise, the working conditions at TOI are basically determined by §§ 2, 20, 324 UmwG in conjunction with § 613a of the German Civil Code. However, it is not planned, on occasion of the merger, to introduce deteriorations, e.g. with regard to pensions or "Incentives" (MTIP, AOP), or to dismiss employees for operational reasons (betriebsbedingte Kündigungen). Incentive instruments that will not be continued should, to the extent possible, be remunerated by way of a cash compensation. To the extent that suspensions of civil service relationships will terminate upon the merger, it will be endeavoured to find ways for the persons affected to enable them to take up a work in accordance with their former working conditions.

2.8
The management and development of the "Broadband/Fixed Network" business area created by way of the merger will be performed under the purview of the entrepreneurial overall responsibility of the corporate bodies of DTAG. It is the common objective of DTAG and TOI AG to forcefully develop the growth segment of "Broadband/Fixed Network". DTAG and TOI intend to jointly exploit the growth opportunities connected therewith.

2.9
It is not planned to break up/split TOI as an organisational unit within the acquiring entity, and this will in no event be subject to discussion prior to 31 December 2007.

II.    Procedure

3.
Antitrust and telecommunication law

3.1
To the extent required, the parties will apply to the competent antitrust and regulatory authorities for approval of the merger in good time and will comply with any prohibition to consummate the transaction.

3.2
The parties will coordinate details in terms of substance and time. The parties agree that any necessary talks with the antitrust and/or regulatory authorities will have to be conducted in a

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  manner appropriate and expedient for the planned transaction and that any measures that are necessary for obtaining the required approvals and that are in the interest of the relevant enterprise will be taken by mutual agreement.

3.3
In case of negative decisions by the antitrust and/or regulatory authorities, each party is obliged to lodge an appeal upon the other party's request. If either party requests that an appeal be lodged, that party shall bear the costs of such appeal.

4.
Valuation/merger audit

4.1
The parties shall each perform a valuation of both companies, with the expert assistance of the auditing companies commissioned by them, in order to determine the merger exchange ratio on a basis jointly developed and coordinated by them and shall prepare a joint merger report. The valuations shall be made in accordance with the generally accepted principles of the Institut der Wirtschaftsprüfer (German Auditors' Institute) and the court rulings of the supreme courts concerning enterprise valuation; the valuation shall follow the net earnings method (Ertragswertverfahren). The planning period relevant for the enterprise valuations shall be ten years in each case; on the basis of that period, the sustainable earnings shall be derived by applying the relevant growth rates.

4.2
On the basis of the enterprise valuations, the management boards shall finally determine the merger exchange ratio. Each party shall be free to obtain, for its own purposes, a fairness opinion of a commercial or investment bank concerning the merger exchange ratio.

4.3
The parties shall apply, by mutual agreement, for the judicial appointment of a joint merger auditor.

4.4
Between the conclusion of this Agreement and the registration of the merger, the parties shall inform one another about all measures, events or transactions that are of relevance to the valuation.

5.
Due Diligence

5.1
Prior to the determination of the merger exchange ratio, the parties will mutually perform a due diligence and interview each other's top management ("Q+A").

  Details in this regard will be agreed between the parties. The parties agree that all circumstances that are material for the planned transaction in legal, tax or economic terms shall be taken into account.

  Furthermore, each party will be entitled to chose and interview, to a reasonable extent, twelve members of the other party's management (members of the Board of Management, directors/managing directors of dependent companies, executive employees) with regard to the situation and development of the company, in particular with regard to identifiable risks being of relevance to the valuation.

5.2
The parties agree that for purposes of the due diligence they may, in addition to their own employees, also employ particularly lawyers, tax advisors, auditors and employees of commissioned commercial or investment banks.

5.3
The results of the due diligence and, to the extent that this is of relevance to the valuation, of the questioning of the management shall be exchanged by the parties and shall be provided to the auditing firms commissioned to perform the valuation.

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6.
Involvement of the employees' representative bodies

  The competent employees' representative bodies of the parties will be informed to the extent stipulated by law and will be involved in any planning to be made as soon as the parties' preliminary considerations have reached a certain stage of maturity.

7.
Disclosures and confidentiality

7.1
The parties will faithfully cooperate in all matters concerning the planned transaction and will provide one another, to the extent permitted by law, with the information required for the preparation and implementation of the combination of the two companies.

7.2
The parties mutually undertake

a.
to keep any information obtained about a party or its subordinated companies and their economic situation confidential, to use such information solely for the purposes of examining and implementing the planned merger and not to disclose such information to third parties;

b.
to make information obtained about a party or its subordinated companies available only to such employees, agents and advisors, who are involved in the planned transaction due to their official or business function and who are obliged, by law or by contractual agreement, to keep such matters confidential that they become aware of in the course of their work;

c.
to promptly return or to destroy all information documented in writing, including any copies existing, and to confirm this—if expressly requested by the other party—in lieu of an oath as soon as this is requested by one of the parties;

d.
not to make use of information obtained about a party or its subordinated companies for business purposes of its own.

7.3
Excluded from the obligations pursuant to Section 7.2 shall be information and documents that were publicly known prior to the conclusion of this Agreement or that will be made publicly known subsequently, unless such publication is based on a violation of this Agreement.

7.4
If either party violates its obligations in accordance with the above sub-sections, it will be obliged to compensate the other party for the damage arising as a result thereof.

C.    Final provisions

I.    Consents of corporate bodies

8.
Consent of the supervisory board of TOI AG to this Agreement

  The supervisory board of TOI AG has consented to this Agreement on 8 November 2004.

9.
Consent of the shareholders' meetings of DTAG and TOI AG

9.1
Based on the current shareholdings, the merger of DTAG and TOI AG requires the consent of the companies' shareholders' meetings to the merger agreement, which the parties are still to draft.

9.2
The parties will take all measures required for the preparation and implementation of the merger; the parties will agree on the details in this respect (in particular, the date of the shareholders' meetings).

10.
Time schedule

10.1
The parties agree to prepare a joint time schedule as soon as possible by involvement of all advisors and after coordination with the merger auditor appointed by the court.

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10.2
The date as of which the merger shall become effective economically (Verschmelzungsstichtag) shall be 1 January 2005.

II.    Continuance of operation of the enterprises

11.
Capital-related measures and acquisition of shares

11.1
The parties will in future propose capital-related measures to their general meetings for the passing of resolutions thereon or will make use of existing authorizations to take capital-related measures only if this is done for the purpose of the merger or is otherwise in the interest of their enterprises. To the extent possible and permitted by law, the parties will inform one another in advance.

11.2
The same applies to a party's acquisition of its own shares. The intention pursued by DTAG to repurchase own shares in 2005 to the extent this is necessary to avoid a merger-related increase of the number of outstanding DTAG shares shall remain unaffected.

11.3
The parties are free, to the extent permitted by law, to make offers to individuals or the general public for the acquisition/exchange of shares in the other party and to acquire such shares.

III.    Miscellaneous provisions

12.
Termination

  This Agreement may only be terminated for good cause. A good cause shall, in particular, be the existence of facts that, according to a reasonable commercial assessment, threaten to substantially impair the legal or economic functionability or competitiveness of the new "Broadband/Fixed Network" business area created by the merger, a material part of which will be TOI, and that therefore render the combination of the parties by way of the merger unreasonable for the terminating party, taking into account all circumstances of the individual case and weighing the interests of both parties. Notice of termination shall require the written form.

13.
Legal position of third parties

  This Agreement does not grant any rights to persons other than the parties.

14.
Costs

14.1
Basically, each party shall bear its own costs incurred in connection with the preparation and performance of this Agreement.

14.2
Any costs caused jointly shall be equally borne by the parties.

14.3
In case of a termination for good cause for which the other party is responsible in a blameworthy manner, the other party shall be obliged to compensate the terminating party in cash for the costs incurred in connection with the preparation, performance and winding up of this Agreement. This claim shall be due upon the termination becoming effective; the assertion of any further damage shall remain unaffected.

15.
Disputes, arbitration tribunal

15.1
All disputes arising out of or in connection with this Agreement and its performance, including its existence or its termination, shall be finally and bindingly decided by an arbitration tribunal in accordance with the Rules of Arbitration of the German Institution for Arbitration (Deutsche Institution für Schiedsgerichtsbarkeit e.V.); the legal recourse to the ordinary courts shall be excluded.

15.2
The arbitration tribunal shall consist of three arbitrators. The place of the arbitration proceedings shall be Berlin.

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16.
Severability clause

  If individual provisions of this Agreement are or become invalid or unenforceable either in whole or in part or in case of an omission concerning this Agreement, the validity of the other provisions shall remain unaffected thereby. In lieu of the invalid or unenforceable provision, a valid provision shall be agreed which corresponds to the purpose of the invalid or unenforceable provision. In case of an omission, a provision shall be agreed that corresponds to what the parties would have agreed upon according to the purpose of this Agreement, if they had been aware of the matter from the start. This shall also apply if the invalidity or unenforceability of a provision is based on an extent or a time of performance; in such cases, an extent or a time of performance shall be agreed that corresponds as closely as possible to the parties' intention and that is permitted by law.

Bonn, 8 November 2004

Ricke	Eick	Beaujean	Becker

Management Board	Management Board	Management Board	Management Board
Chairman	Member	Chairman	Member

Deutsche Telekom AG		T-Online International AG

8

Annex 1

List of equity interests held by T-Online International AG
as of 31 October 2004
including any indirect holdings

Name and registered office of enterprise	Direct holding	Indirect holding
	%	%
A. Affiliated Enterprises
I. Domestic
T-Online Portal-GmbH, Darmstadt	100.00
T-Online Holding-GmbH, Darmstadt	100.00
daybyday media GmbH, Hamburg	100.00
Atrada Trading Network AG, Nuremberg	100.00
—Compendo GmbH, Nuremberg		100.00
T-Online Travel GmbH, Darmstadt	75.10
T-Online Venture Fund & Co. KG, Bonn	99.00
Interactive Media CCSP GmbH, Darmstadt	100.00
Scout24 AG, Baar, Switzerland
—FinanceScout24 AG, Hamburg		100.00
—AutoScout24 GmbH, Munich		92.41
—Scout24 GmbH, Munich		100.00
—Scout Business Services GmbH, Munich		100.00
—FriendScout24 GmbH, Munich		100.00
—XL AG, Munich		100.00
JobScout24 International Holding AG, Baar, Switzerland
—JobScout24 GmbH, Coburg		100.00
—Scout24 Verwaltungs- and Beteiligungs GmbH, Munich		100.00
AutoScout24 GmbH, Munich
—AutoScout24, Deutschland GmbH, Munich		100.00
—TruckScout 24 GmbH, Munich		60.00
II. Foreign
T-Online.ch, AG, Zurich	100.00
T-ONLINE FRANCE SAS, Paris	100.00
—Atrada Trading Network SARL, Saint Germain en Laye		100.00
T-Online.at Internet Service GmbH, Vienna	100.00
Atrada Trading Network AG, Nuremberg
—Atrada Trading Network Limited, London		100.00
YACOM INTERNET FACTORY S.A.U., Madrid	100.00
—Yaonline Proveedor de Servicios de Internet S.L., Madrid		100.00
—Yacom Travel S.L., Madrid		100.00
—Yacom Travel Markets S.L., Madrid		100.00
—Terravista.pt Servicios Multimedia S.A., Lisbon		100.00

9

Scout24 AG, Baar, Switzerland	100.00
—Scout24 International Management AG, Baar		100.00
—JS24 Holding AG, Baar		100.00
—JobScout International Holding AG, Baar		100.00
—Scout24 Schweiz AG, Baar		50.10
—Scout24 S.L., Madrid		100.00
JS24 Holding AG, Baar, Switzerland
—TopjobsScout24, Schweiz AG, Urdorf		99.95
Scout24 Schweiz AG, Baar, Switzerland
—ImmoScout24 AG, Flamatt		99.40
—AutoScout24 AG, Flamatt		100.00
AutoScout24 GmbH, Munich
—AutoScout Espana S.A., Madrid		90.00
—AutoScout 24 Scandinavia A.B., Stockholm		100.00
—AutoScout24, Belgium S.A., Brussels		90.00
—AutoScout24 Italia, S.p.A., Padua		100.00
—AutoOnline BV, Schiphol		50.99
—AutoScout24 France SAS, Trappes		99.90
—AutoScout AS GmbH, Vienna		100.00
—Autoscout24 d.o.o., Zagrab		75.00
B. Shares in Associated Enterprises
I. Domestic
comdirect bank Aktiengesellschaft, Quickborn	21.35
buecher. de Verwaltungs GmbH, Augsburg	25.00
buecher. de GmbH & Co. KG, Augsburg	25.00
Bild.T-Online.de AG & Co. KG, Berlin	37.00
Bild.T-Online.de Verwaltungsgesellschaft AG	37.00
T-Online Venture Fund GmbH & Co. KG, Bonn
—CoreMedia AG, Hamburg		27.35
—gamigo AG, Rheine		20.54
—HTW Medienhandel Holding GmbH, Munich		30.02
Scout24 AG, Baar, Switzerland
—Immobilien Scout GmbH, Berlin		33.11
AutoScout24 GmbH, Munich
—TN transport Network GmbH, Abstatt		30.00
II. Foreign
Yacom Internet Factory S.A.U., Madrid
—Absline Multimedia S.L., Madrid		47.50
—STORE ALCALA 76, S.L.		50.00
—Fomento Musical S.L., Barcelona		50.00
C. Other holdings
I. Foreign
T-Online Venture Fund GmbH & Co. KG, Bonn
—MessageVine, Inc., Ramat Hasheron		4.60
ImmoScout24, AG, Flamatt
—Immovista AG, Zurich		10.00

10

Annex 2

T-Online International AG

Stock Option Plan

Option Terms and Conditions
for the Board of Management of
T-Online International AG
Tranche 2001

Resolved on July 27, 2001

Contents

Foreword
§1	Content of the Option Rights; Company Options; Form/Structuring of the T-Online shares
§2	Exercise Price
§3	Cash Settlement
§4	Term, Qualifying Period, Restrictions on Exercise, Lapse of Options upon Expiry of the Term without Compensation
§5	Personal Exercise Requirements; Forfeiture of Option Rights in the Event of Distraint and Insolvency
§6	Exercise of Option Rights; Receiving Office and Option Agent; Delivery of Shares
§7	Non-transferability or Negotiability of Option Rights
§8	Adjustments in Relation to Capital Measures/Prevention of Stock Dilution
§9	Taxes, Levies and Other Charges
§10	Restrictions on Liability
§11	Price Risks, Tax Risks
§12	Official Announcements
§13	Certification
§14	Voluntary Performance
§15	Costs
§16	Applicable Law, Place of Performance, Jurisdiction and Venue
§17	Miscellaneous

2

        On May 30, 2001, the regular Shareholders' Meeting of T-Online International AG, Darmstadt, (hereinafter referred to as the "Company" or "TOI") adopted a resolution authorizing the raising of contingent capital for the issue of option rights to members of T-Online International AG's Board of Management, to management personnel at levels below the Board of Management of T-Online International AG, and other management personnel, T-Online International AG executives and specialists, members of the company management and other management staff, executives and specialists of Group companies inside and outside Germany. Based on this resolution, the members of T-Online International AG's Board of Management ("plan participants"). will be granted option rights for new, registered T-Online shares ("T-Online shares") in the Company ("option rights" or "options") in a first tranche ("Tranche 2001"). These option terms and conditions are applicable for the Tranche 2001 option rights granted to the members of the Board of Management.

3

§ 1

Content of the Option Rights; Company Options;

Form/Structuring of the T-Online shares

1.
Each individual option right entitles the plan participant to acquire one T-Online share at the exercise price in accordance with these option terms and conditions, provided the Company does not exercise its option rights in accordance with paragraph (2).

2.
The Company is entitled to stipulate, at its own discretion, that instead of issuing one T-Online share for each option right exercised at the exercise price, a cash settlement should be applied or that an old T-Online share should be delivered in place of a new T-Online share, in accordance with § 3.

3.
A stipulation pursuant to paragraph (2) can be made, changed, or revoked at any time, even during the exercise window (§ 4 (3)). Stipulations regarding the exercise of the Company option may be effected or withdrawn for all option rights, for a specific part, or a specific number. Stipulations regarding the exercise of the Company option and its withdrawal shall be officially announced to the plan participants in accordance with § 12 hereinbelow. In all cases, these stipulations shall be in force for exercises of option which are submitted two weeks after notification, or later. The official announcement shall include an item stating when the stipulation is to take effect.

4.
With regard to entitlements to dividend payments and all other shareholder rights, T-Online shares issued by the Company after the exercise of option rights are identical to the registered shares of T-Online International AG listed under securities identification number 555 770.

§ 2

Exercise Price

1.
The exercise price ("exercise price") for each T-Online share is one hundred and twenty-five per cent (125%) of the non-weighted average of the closing prices of the T-Online share in the XETRA trading system of Deutsche Börse AG, Frankfurt am Main, over the last thirty (30) consecutive days of trading prior to the date of issue of the option rights. If the average price thus calculated is below the closing price of the T-Online share in the XETRA trading system of Deutsche Börse AG on the date of issue of the option rights, then the exercise price shall be one hundred and twenty-five percent (125%) of this closing price.

2.
The date for the issue of option rights is August 13, 2001.

3.
Plan participants will be informed of the exercise price subsequent to issue of the option rights.

§ 3

Cash Settlement

1.
If the Company has stipulated in accordance with § 1 (2) that a cash settlement shall be applied by the Company instead of issuing T-Online shares, the amount of the cash payment for each option right exercised shall correspond to the difference between the closing price of the T-Online share in the XETRA trading system (or any subsequent system which has come to replace the XETRA system) of Deutsche Börse AG, Frankfurt am Main, on the date of exercise of the relevant option rights and the exercise price. The plan participant is no longer obliged to pay the exercise price in this case.

4

2.
The cash payment shall be payable without delay, however no later than six weeks after exercise of the option rights, which are to be settled by means of cash settlement. It shall be credited to the plan participant in a salary account after deduction of taxes and other levies (in accordance with § 9).

§ 4

Term, Qualifying Period, Restrictions on Exercise, Lapse of Options

upon Expiry of the Term Without Compensation

1.
Unless some other arrangement expressly applies on the basis of these options stipulations, option rights may be exercised only upon expiry of the qualifying period, at latest by the end of the term, but not during the immobilization period in which exercise is blocked.

2.
The qualifying period begins on August 13, 2001 and ends:

(a)
at midnight on August 12, 2003 for fifty percent (50%) of the Tranche 2001 option rights and

(b)
at midnight on August 12, 2004 for the remaining fifty percent (50%) of the Tranche 2001 option rights.

3.
In accordance with § 6 (2), the term of the option rights terminates upon expiry of the window for receipt of the exercise notice ending on August 12, 2011, 6 p.m. (Frankfurt am Main). The period between the end of the relevant qualifying period as per paragraph (2) and the end of the term is referred to as the "exercise window" below.

4.
Option rights may only be exercised within the exercise window, but not during the immobilization periods. The following periods are considered immobilization periods:

a)
The period between the tenth day before the day on which the Board of Management announces its proposal for appropriation of net income available for distribution and the day dividend payment falls due (ex day) after the regular Shareholders' Meeting (inclusive), unless otherwise specified by the Company;

b)
The period between the day on which the Company publishes an offer to its shareholders for the acquisition of new T-Online shares or bonds with warrants or option rights in an authorized journal for mandatory stock market announcements or in the Federal Gazette and the day on which the eligible T-Online shares of the Company are first officially listed on the Frankfurt stock exchange "ex rights" (including these days in each case);

c)
The period during the preparation and execution of capital measures or of other comparable measures, which is to be announced by the Company in accordance with § 12 in each individual instance.

  The Company may suspend the restrictions of this paragraph (4) for those periods of time for which the Company has determined a cash settlement in accordance with § 1 (2), and § 3.

5.
The Company will notify plan participants in accordance with § 12 of the periods during which exercise of the options is not permitted.

6.
All options not exercised by the end of the term shall lapse with no right of indemnification or compensation upon expiry of the term in accordance with paragraph (3). A lapse before expiry of the term due to other provisions in these option terms and conditions shall remain unaffected thereby.

5

§ 5

Personal Exercise Requirements; Forfeiture of Subscription Rights in the

Event of Distraint and Insolvency

1.
If a plan participant's employment relationship with T-Online International AG ends, the following provisions shall apply with regard to the options, except for the special conditions set forth in the subsequent stipulations:

  Option rights which have become exercisable in accordance with the provisions of these option terms and conditions by the time of departure, i.e. for which the qualifying period has expired, must be exercised within one month of the time of departure (the time of departure is also referred to below as the "end of employment"); otherwise they are forfeited on expiry of the above-mentioned period, without indemnification or compensation. Option rights that did not become exercisable up to the time of departure, i.e. for which the qualifying period has not expired or for which immobilization periods apply, are forfeited without indemnification or compensation. A move from one company in the T-Online Group, whose management personnel and specialists have received Tranche 2001 option rights, to another company in the T-Online Group, whose management personnel and specialists have received Tranche 2001 options, leaves the options held unchanged. The same applies in the case of a change of employer by force of law (§ 613a BGB [German Civil Code] or corresponding statutory regulations), to the extent that the new employer satisfies the above-mentioned requirements. Furthermore, the same is true for a move at the initiative of, or in agreement with, the present employer to a company in the T-Online Group whose management personnel have not received Tranche 2001 options, unless specified otherwise at the time of the move.

2.
Divergent from the basic provision set forth in paragraph (1), the following special provisions shall be applicable in case of departure of a plan participant for the events listed below:

EVENT	CLAIM	EXERCISE OF THE OPTIONS
Termination without notice for good cause on the part of the plan participant or the Company	Options not yet exercisable lapse on the last day of employment, however by the end of the term at the latest; exercisable options lapse one month after the last day of employment	Where exercisable, up to the end of a period of one month after the last day of employment ends, however by the end of the option period at the latest
Retirement	Exercisable options and options not yet exercisable lapse 60 months after retirement, however by the end of the option period at the latest	Where exercisable, within 60 months of retirement, however no later than the end of the option period.
Complete reduction in earning capacity / disability	Exercisable options and options not yet exercisable lapse 60 months after commencement of complete reduction in earning capacity / disability, however by the end of the option period at the latest	Where exercisable, within 60 months after commencement of complete reduction in earning capacity / disability, however no later than the end of the option period.

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Death	Exercisable options and options not yet exercisable lapse 60 months after the participant's death, however by the end of the option period at the latest	Where exercisable, within 60 months of death, however no later than the end of the option period, by a person named to the Company by the plan participant; otherwise they lapse. If such a person has not been named, the heir(s) named in the certificate of inheritance are entitled to the right. The right must be exercised jointly where there is more than one
The Supervisory Board does not sign a further contract of employment with the plan participant	Exercisable options and options not yet exercisable lapse 60 months after termination of the employment relationship, however by the end of the option period at the latest	Where exercisable, within 60 months after termination of the employment relationship, however no later than the end of the option period
The Supervisory Board offers the plan participant a new contract of employment under poorer conditions; however, the plan participant does not accept. In the assessment of the conditions, no account is taken of stock options arising out of this stock option plan or out of any earlier or subsequent stock option plan in which the plan participant takes part.	Exercisable options and options not yet exercisable lapse 60 months after termination of the employment relationship, however by the end of the option period at the latest	Where exercisable, within 60 months after termination of the employment relationship, however no later than the end of the option period
The Supervisory Board offers the plan participant a new contract of employment under the same or better conditions; however, the plan participant does not accept. In the assessment of the conditions, no account is taken of stock options arising out of this Stock Option Plan or out of any earlier or subsequent stock option plan in which the plan participant takes part.	Options that are not yet exercisable, lapse on the day the employment relationship ends, however by the end of the option period at the latest; exercisable options lapse one month after the day on which the employment relationship ends.	Where exercisable, up to the end of a period of one month after the last day of employment, however no later than the end of the option period
Departure of a plan participant after 10 years of activity on the Board of Management and/or as a managing director, or on reaching the age of 60.	Exercisable options and options not yet exercisable lapse 60 months after the departure of the plan participant, however by the end of the option period at the latest	Where exercisable, within 60 months after the departure of the plan participant, however no later than the end of the option period

7

3.
Non-exercisable option rights are forfeited without indemnification or compensation where:

a)
distraint is invoked by a creditor of the plan participant in respect of option rights or such rights arising out of such option rights, and any such distraint measure is not lifted within a period of three months;

b)
insolvency proceedings have been initiated in respect of the plan participant's assets, or such initiation has been refused due to the lack of any estate.

4.
TOI is entitled to inform the receiving office and the option agent (see § 6) in each instance (without quoting the reason) whether and as of when option rights may no longer be exercised by a plan participant.

5.
The Company reserves the right, within the context of the resolution of the Shareholders' Meeting in an individual case, or generally, to specify modifications to the above stipulations of this § 5 in favor of individual plan participants or plan participants in general. Such modifications come into effect on receipt of a corresponding declaration by the relevant plan participant or by means of notification in accordance with § 12 or subsequent to receipt or notification at the point in time specified in the declaration or notification. Modifications applied under the terms of this paragraph (5) may be revoked in the form specified herein at any time, without indemnification or compensation.

§ 6

Exercise of Option Rights; Receiving Office and Option Agent;

Delivery of Shares

1.
Exercise of option rights

  The option rights shall be exercised by sending an irrevocable exercise notice to the office attending to the members of TOI's Board of Management in terms of personnel matters and contracts (the "receiving office"). This office shall pass the exercise notice on to the Dresdner Bank AG, Frankfurt am Main or to a branch specified by the Dresdner Bank AG, Frankfurt am Main (the "option agent"). The Company shall make forms for the exercise of option rights (the "exercise notice") available to the plan participants in good time. By submitting the exercise notice, the plan participant irrevocably requests and authorizes the option agent, in its own name, but for account of the plan participant, to submit to the Company the declarations required under German Stock Corporation law to exercise the option rights. The exercise notice is not submitted effectively unless it is received, completely filled out and signed, by the agent stated in the exercise notice at the latest within the window for receipt of the exercise notice stated in paragraph (2) without any unstipulated deletions or additions. The exercise notice shall be submitted in the format stipulated by the Company at the time it provides the exercise notice form. The exercise notice shall be invalid if it is submitted in a different format, unless this has been approved by official announcement in accordance with § 12.

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2.
Window for receipt of the exercise notice

  Exercise notices are only effective if they are submitted, between 6:00 a.m. and 6:00 p.m. Central European Time (CET), on a working day (excluding Saturday) which is not a statutory holiday in the regional state of North-Rhine/Westphalia, to the receiving office for passing on to the option agent. Exercise notices received by the option agent outside the window for receipt of the exercise notice are invalid. In this event, a new exercise notice must be submitted for the exercise of the option to be effective. Restrictions on the exercise of option rights due to the above provisions shall be announced officially in accordance with § 12.

3.
Payment of the exercise price, taxes and levies

  The exercise price to be paid by a plan participant when an option is exercised shall be charged to the account set up with Dresdner Bank AG (Frankfurt am Main or Bonn Branch). The plan participant shall be responsible for ensuring there is adequate cover in the account. This shall not apply where the Company has declared that a cash settlement will be made, in accordance with § 3, upon exercise of option rights. The exercise notice may make provision for the payment of taxes and levies (§ 9), for a payment on account which may be debited to the above-mentioned account, or a direct debit authority in favor of TOI. Details are defined in the exercise notice. The direct debit authority is to be completed and signed by the plan participant. The exercise notice is invalid as a whole in the absence of a duly completed direct debit authority or cover on the account (and for the payment on account, where relevant).

4.
Irrevocability of exercise

  The exercise of option rights is irrevocable and may not be made subject to any conditions whatsoever. On submission of the exercise notice, at the latest, the plan participant acknowledges these option conditions along with the notifications which have been provided in accordance with § 12 up to the time of exercise, as being binding on him.

5.
Change of option agent

  The Company is entitled, at any time and on repeated occasions, to replace the option agent with a different credit institute. Replacement requires an official announcement in accordance with §12 and becomes effective at the time stated in the announcement.

6.
Delivery of shares

  The plan participant acknowledges and declares himself to be in agreement that the shares can be booked into his securities account no earlier than two banking days from prompt receipt of the exercise notice on the premises of the receiving office. Banking days in accordance with this regulation are days on which commercial banks in both the regional states of North-Rhine/Westphalia and Hesse are open for regular business.

7.
Number of shares to be bought for each exercise notice; forfeiture of residual holding

  Only one exercise notice may be submitted in any given window for receipt of the exercise notice. For each exercise notice, in each case a minimum of 100 option rights must be exercised, even if the Company has stipulated application of cash settlement (§ 3). If, subsequent to submission of an exercise notice, a residual holding of under 100 option rights should be left outstanding, then these option rights may be exercised in the last exercise notice only; otherwise they shall be forfeited without indemnification or compensation.

9

§ 7

Non-transferability or Negotiability of Option Rights

Option rights may not be sold by legal transaction, transferred, pledged or otherwise negotiated for commercial purposes. Upon death of the holder, the transfer of option rights shall take place only as stipulated in § 5. The conclusion of any counter transactions which amount to negotiation in commercial terms shall result in the option rights being forfeited, to the extent that the conclusion of such counter-transactions takes place prior to expiry of the relevant qualifying period. In the relevant exercise notice, the plan participant must provide an assurance that no such transactions have been concluded.

§ 8

Adjustments in Relation to Capital Measures/Prevention of Stock Dilution

If there is any change in the figure representing the Company's basic capital and/or number of shares, then debentures carrying conversion and/or subscription rights in respect of new shares shall be issued, or if any break-up (under the terms of the legislation on corporate transformations) directly affecting the Company, with the exception of the hive-off of a unit, should be carried out, then the exercise price shall be adjusted so that the relationship between the modified exercise price and the market value of the T-Online share subsequent to the measure resulting in the modification corresponds to the relationship between the exercise price and the last market value immediately prior to the measure resulting in the modification. If this measure is applied without involving any movement of assets between the Company and its shareholders or third parties (e.g. by means of consolidating shares, splitting shares or an increase of capital from the Company's financial resources with the issue of fresh shares), the market value of the T-Online share immediately prior to the measure giving rise to the modification shall be arithmetically calculated by the standard methods. § 9 (1) AktG [German Stock Corporation Act] shall remain unaffected.

In addition to the adjustment of the exercise price, where relevant as a restriction applied to the above basic principle, the following regulations apply:

Where the contingent capital as recognized under law in accordance with § 218 AktG is increased and fresh shares are issued within the context of a measure aimed at increasing capital from the Company's own financial resources, for option rights already issued, the number of shares for which option rights exist—limited to the next-lowest whole number of shares—, is increased in the corresponding ratio in addition to the adjustment of the exercise price, as stipulated in the above regulations. In respect of as yet un-issued option rights, no adjustment of the exercise price takes place and the original ratio of option rights to shares is retained, however the number of option rights which may be issued on the basis of this authorization is increased to the corresponding ratio. Where a capital increase is undertaken from the Company's own financial resources without the issue of fresh shares, no adjustment shall take place, with the exception of the increase in contingent capital required by law (§ 218 AktG).

Where, as a result of a reduction in the number of shares, there is an increase in the proportional amount of the Company's basic capital attributed to the individual T-Online share, in addition to an adjustment of the exercise price there is a reduction to the same ratio in the number of shares—limited to the next-lowest whole number of shares—to which a plan participant may subscribe on the basis of the option rights already issued.

Where the adjustment of the exercise price applied on the basis of this provision for the prevention of stock dilution is insufficient to maintain the intrinsic value of the option rights already issued, exclusively the Supervisory Board is empowered to resolve that the number of those shares should be

10

increased which—limited to the next-lowest whole number of shares—may be subscribed on the basis of the option rights already issued. The total volume of the contingent capital and the breakdown of this total volume into individual groups of plan participants remains unaffected.

No fractions of shares shall be delivered.

No adjustment shall be applied:

a)
in the event of an issue of shares from contingent capital,

b)
in the case of capital increases or the issue of debentures with conversion and/or option rights in respect of fresh shares to the exclusion of the statutory right to subscription of all shareholders, unless it is simply the subscription of fractional amounts which is being excluded,

c)
if the plan participants are offered contractual option rights and/or debentures with conversion and/or option rights in respect of fresh shares, which place the plan participants in the same situation as they would have occupied if, prior to the corresponding measure, they had already fully exercised their option rights, or

d)
if the adjustment of a value of 1% of the intrinsic value of the option rights prior to the measure giving rise to the adjustment has not been exceeded.

Finally, no adjustment shall take place where this would entail the Stock Option Plan 2001 losing the character of a fixed plan as designated in accordance with U.S. GAAP.

§ 9

Taxes, Levies and Other Charges

1.
Any taxes, levies or other outlays occurring in connection with the issue of option rights, the exercise of option rights, the delivery of T-Online shares or payment of the cash settlement to the plan participants shall be borne by the participants.

2.
Income taxes together with other taxes and levies, including any social security contributions, are payable on the non-cash benefit received by a plan participant subject to tax in Germany, in accordance with the legal provisions applicable at the relevant time. The Company or subordinate affiliated company with which the employment relationship exists shall be entitled or obliged to withhold these taxes and levies from the wage and salary payments (or the cash settlement pursuant to § 3) as specified under § 6 (3) or, in the event that this amount is not sufficient for settlement, to require direct payment by the plan participant (if applicable, through a direct debit authorization pursuant to § 6 (3)) or to submit an information return to the responsible tax authorities; in the latter case, the plan participant shall be given a copy of the information return.

3.
If the plan participant is not subject to tax in Germany, the above provisions shall be applicable concordant with the provisions of the applicable foreign tax law. Where appropriate, the plan participant shall receive a certificate from the Company or subordinate affiliated company regarding the non-cash benefit received.

§ 10

Restrictions on Liability

The Company, its legal representatives, employees and agents, the receiving office, and the option agent, its legal representatives, employees and agents shall not be liable for slight negligence, for consequential damage, or for loss of earnings.

11

§ 11

Price Risks, Tax Risks

1.
The Company makes no guarantee whatsoever for the general development of the market or the development of the T-Online share price before or after option rights are issued or option rights are exercised, or for any other time or period. In particular, there is hence no guarantee that plan participants who exercise option rights, will obtain an economic benefit or some such benefit to a specified amount or will be in a position to sell at a profit the T-Online shares acquired. Hence option rights are accepted and exercised solely at the risk of the respective plan participant.

2.
The Company provides no guarantee that taxes and levies will not be incurred on the issue of option rights, on their first becoming exercisable or only in respect of the differential between the exercise price and the current stock-exchange price on exercise of the option rights or on delivery of the T-Online shares, on any profit actually realized by means of (immediate) sale or on any other specific amount. It is recommended that the plan participants obtain tax advice, including with regard to their personal tax affairs. The costs associated with any such tax advice shall be borne by the plan participant.

§ 12

Official Announcements

Any and all announcements made with respect to these option terms and conditions, including but not limited to announcements by the Company pursuant to § 1 (3), shall be made available by way of electronic media. Before exercising option rights, the plan participants are obliged to ascertain whether any official announcements have been made.

§ 13

Certification

1.
The Company alone shall decide on certification. The plan participant has no right to certification of his option rights.

2.
The cost of any certification will be borne by the Company.

§ 14

Voluntary Performance

The granting of option rights takes the form of a voluntary performance by the Company in favor of the plan participant. Likewise, in the event of repeated granting of option rights (even with no reserved right of voluntary status), no claims of any kind shall arise to any repeated granting of option rights or similar or equivalent performances.

§ 15

Costs

Unless otherwise expressly arising on the basis of these option terms and conditions, all costs entailed in option rights, the exercise of option rights and the subscription of shares on the basis of the exercise of option rights shall be borne by the Company. This applies similarly for the costs associated with account management. All further costs associated with the holding or sale of shares shall be borne by the plan participant.

12

§ 16

Applicable Law, Place of Performance, Jurisdiction and Venue

1.
Form and content of the option rights and the option terms and conditions, as well as all rights and obligations of the plan participants or the Company arising therefrom, shall be governed in every respect by, and must be construed in accordance with, the laws of the Federal Republic of Germany, to the exclusion of the provisions of private international law.

2.
Place of performance hereunder shall be Darmstadt; in case of any legal dispute arising from, or in conjunction with, the option rights, the courts of Darmstadt shall have non-exclusive venue and jurisdiction.

§ 17

Miscellaneous

1.
The plan participants are obliged to comply with the applicable legal provisions, specifically regarding the prohibition of insider dealing, and any insider-dealing regulations set forth by the Company, at all times when exercising their rights arising from the option rights and selling T-Online shares.

2.
All payments shall be made in euros.

3.
In the event of one of the provisions in these option terms and conditions being, or becoming, ineffective or impracticable, (e.g. by any change in standard practice on the stock exchange), the effectiveness or practicability of the remaining provisions shall remain unaffected thereby. Any gaps arising from the ineffectiveness or impracticability of a provision, and any other lacunae herein, shall be closed appropriately by means of a supplementary interpretation of the contract taking into account the interests of plan participants (as a group) in accordance with the resolution of the Shareholders' Meeting on contingent capital adopted on May 30, 2001 (the "Shareholders' Meeting resolution"). This shall also apply insofar as the scope of a service or timeline (deadlines, dates) is affected. In such instances, a legally permissible measure of performance or time (term, periods, dates) that comes as close to the intended measure as possible shall arise in the place of the originally agreed measure, likewise taking account of the Shareholders' Meeting resolution. Provisions not in accord with the Shareholders' Meeting resolution shall be deemed not practicable within the meaning of these arrangements.

4.
Headings shall only serve as points of reference and shall not be used for interpretation. The original German text shall be binding in the event of deviations between the English version of these option terms and conditions (even if this has also been prepared by the Company) and the original German text, or should the translation give rise to any problems of interpretation.

5.
Changes and additions to these option terms and conditions must be made in writing unless they are made by way of announcement in the form specified under § 12. This also applies for changes to this clause regarding written form.

13

Annex 3

T-Online International AG

Stock Option Plan 2001

Option Terms and Conditions
for management personnel and specialists
(T-Online International AG and group companies)
including members of the Board of Management and
managing directors of Group companies
Tranche 2001

approved on July 20, 2001

Contents

	Foreword	3
§ 1	Content of the Option Rights; Company Options; Form/Structuring of the T-Online Shares	4
§ 2	Exercise Price	4
§ 3	Cash Settlement	4
§ 4	Term, Qualifying Period, Restrictions on Exercise, Lapse of Options upon Expiry of the Term without compensation	5
§ 5	Personal Exercise Requirements; Departure of Companies, Operations and Sub-Operations from T-Online Group; Forfeiture of Option Rights in the Event of Distraint and Insolvency	6
§ 6	Exercise of Option Rights; Receiving Office and Option Agent; Delivery of Shares	9
§ 7	Non-transfer or Negotiability of Option Rights	12
§ 8	Adjustments in Relation to Capital Measures/Prevention of Stock Watering	12
§ 9	Taxes, Levies and other Charges	13
§ 10	Restrictions on Liability	13
§ 11	Price Risks, Tax Risks	14
§ 12	Official Announcements	14
§ 13	Certification	14
§ 14	Voluntary Performance	14
§ 15	Costs	14
§ 16	Applicable Law, Place of Performance, Jurisdiction and Venue	15
§ 17	Miscellaneous	15

2

On May 30, 2001, the regular Shareholders' Meeting of T-Online International AG, Darmstadt, (hereinafter referred to as the "Company") adopted a resolution authorising the raising of contingent capital for the issue of option rights to members of T-Online International AG's Board of Management, to management personnel at levels below the Board of Management of T-Online International AG, and other management personnel, T-Online International AG executives and specialists, members of the company management and other management staff, executives and specialists of Group companies inside and outside Germany ("plan participants"). Based on this resolution, plan participants will be granted option rights for new, registered T-Online Shares ("T-Online Shares") in the Company in a first tranche ("Tranche 2001").

Where some other regulations in connection with these option conditions apply for legal reasons to plan participants abroad, these will be incorporated into the allotment certificate issued to each plan participant on issue of option rights.

3

§ 1

Content of the Option Rights; Company Options;

Form/Structuring of the T-Online Shares

1.
Each individual option right entitles the plan participant to acquire one T-Online Share at the exercise price in accordance with these option terms and conditions, provided the Company does not exercise its option rights in accordance with paragraph (2).

2.
The Company is entitled to stipulate, at its own discretion, that instead of issuing one T-Online Share for each option right exercised at the exercise price, a cash settlement should be applied or that an old T-Online Share should be delivered in place of a new T-Online Share, in accordance with §3.

3.
A stipulation in accordance with paragraph (2) may be effected and withdrawn again or modified at any time, even during the exercise window (§4 (3)). Stipulations regarding the exercise of the Company option may be effected or withdrawn for all option rights, for a specific part, or a specific number. Stipulations regarding the exercise of the Company option and its withdrawal shall be officially announced to the plan participants in accordance with §12 hereinbelow.

  In all cases, these stipulations shall be in force for exercises of option which are submitted two weeks after notification, or later. The official announcement shall include an item stating when the stipulation is to take effect.

4.
With regard to entitlements to dividend payments and all other shareholder rights, T-Online Shares issued by the Company after the exercise of option rights are identical to the registered shares of T-Online International AG listed under securities identification number 555 770.

§ 2

Exercise Price

1.
The exercise price ("Exercise Price") for each T-Online Share is one hundred and twenty-five per cent (125%) of the non-weighted average of the closing prices of the T-Online Share in the XETRA trading system of Deutsche Börse AG, Frankfurt am Main, over the last thirty (30) consecutive days of trading prior to the date of issue of the option rights. If the average price thus calculated is below the closing price of the T-Online Share in the XETRA trading system of Deutsche Börse AG on the date of issue of the option rights, then the exercise price shall be one hundred and twenty-five percent (125%) of this closing price.

2.
The date for the issue of option rights is 13.08.2001.

3.
Plan participants will be informed of the exercise price subsequent to issue of the option rights.

§ 3

Cash Settlement

1.
If the Company has stipulated in accordance with §1 (2 and 3), that a cash settlement shall be applied by the Company instead of issuing T-Online Shares, the amount of the cash payment for each option right exercised shall correspond to the difference between the closing price of the T-Online Share in the XETRA trading system (or any subsequent system which has come to replace the XETRA system) of Deutsche Börse AG, Frankfurt am Main, on the date of exercise of the relevant option rights and the exercise price. The plan participant is no longer obliged to pay the exercise price in this case.

3

2.
The cash payment shall be payable without delay, however no later than six weeks after exercise of the option rights, which are to be settled by means of cash settlement. It shall be credited to the plan participant in a salary account after deduction of taxes and other levies (in accordance with § 9).

§ 4

Term, Qualifying Period, Restrictions on Exercise, Lapse of Options

upon Expiry of the Term Without Compensation

1.
Unless some other arrangement expressly applies on the basis of these options stipulations, option rights may be exercised only upon expiry of the qualifying period, at latest by the end of the term, but not during the immobilisation period in which exercise is blocked.

2.
The qualifying period begins on 13.08.2001 and ends

(a)
at midnight on 12.08.2003 for fifty percent (50%) of the Tranche 2001 option rights and

(b)
at midnight on 12.08.2004 for the remaining fifty percent (50%) of the Tranche 2001 option rights.

3.
In accordance with §6 (2), the term of the option rights terminates upon expiry of the window for receipt of the exercise notice ending on August 12, 2011, 6 p.m. (Frankfurt am Main). The period between the end of the relevant qualifying period as per § 2 and the end of the term is referred to as the "exercise window" below.

4.
Option rights may only be exercised within the exercise window, but not during the immobilisation periods. The following periods are considered immobilisation periods:

a)
The period between the tenth day before the day on which the Board of Management announces its proposal for appropriation of net income available for distribution and the day dividend payment falls due (ex day) after the regular Shareholders' Meeting (inclusive), unless otherwise specified by the Company;

b)
The period between the day on which the Company publishes an offer to its shareholders for the acquisition of new T-Online Shares or bonds with warrants or option rights in an authorised journal for mandatory stock market announcements or in the Federal Gazette and the day on which the eligible T-Online Shares of the Company are first officially listed on the Frankfurter stock exchange "ex rights" (including these days in each case);

c)
The period during the preparation and execution of capital measures or of other comparable measures, which is to be announced by the Company in accordance with §12 in each individual instance.

  The Company may suspend the restrictions of this (4) for those periods of time for which the Company has determined a cash settlement in accordance with §1 (2), and §3.

5.
The Company will notify plan participants in accordance with § 12 of the periods during which exercise of the options is not permitted.

6.
All options not exercised by the end of the term shall lapse with no right of indemnification or compensation upon expiry of the term in accordance with paragraph (3), irrespective of whether they were ever exercisable within the provisions of these option terms and conditions. A lapse before expiry of the term due to other provisions in these option terms and conditions remains unaffected.

4

§ 5

Personal Exercise Requirements; Departure of Companies; Operations and Sub-Operations from the T-Online

Group; Forfeiture of Option Rights in the Event of Distraint and Insolvency

1.
If a plan participant's contract of employment with T-Online International AG or a subordinate affiliated company ends, or if a company, an operation or a suboperation departs from the T-Online Group, the following provisions shall apply with regard to the options, except for the special conditions set forth in the subsequent stipulations:

  Option rights which have become exercisable in accordance with the provisions of these option terms and conditions by the time of departure, i.e. for which the qualifying period has expired, must be exercised within one month of the time of departure (the time of departure is also referred to below as the "end of employment"), otherwise they are forfeited on expiry of the above-mentioned period, without indemnification or compensation. Option rights that did not become exercisable up to the time of departure, i.e. for which the qualifying period has not expired or for which immobilisation periods apply, are forfeited without indemnification or compensation. A move from one company in the T-Online Group, whose management personnel and specialists have received Tranche 2001 option rights, to another company in the T-Online Group, whose management personnel and specialists have received Tranche 2001 options, leaves the options held unchanged. The same applies in the case of a change of employer by force of law (§ 613a BGB [Federal law Gazette] or corresponding statutory regulations), to the extent that the new employer satisfies the abovementioned requirements. Furthermore, the same is true for a move at the initiative of, or in agreement with, the present employer to a company in the T-Online Group whose management personnel have not received Tranche 2001 options, unless otherwise specified at the time of the move.

2.
Divergent from the basic provision set forth in paragraph (1), the following special provisions shall be applicable for the events listed below:

5

2.1.
Departure of a plan participant

EVENT	CLAIM	OPTION EXERCISE
Termination by the employee	Options not yet exercisable lapse on the last day of employment, however by the end of the term at the latest; Exercisable options lapse one month after the last day of employment	Where exercisable, up to the end of a period of one month after the last day of employment, however no later than the end of the term
Termination by the employer (compulsory lay-off)	Exercisable options and options not yet exercisable lapse 36 months after the last day of employment, however by the end of the term at the latest
Where exercisable, within 36 months after the last day of employment, however no later than the end of the term; where relevant, other arrangements may be agreed between employers and employees within the context of redundancy schemes.
Termination by the employer (for person-related reasons resulting from illness)	Exercisable options and options not yet exercisable lapse 60 months after the last day of employment, however by the end of the term at the latest.	Where exercisable, within 60 months after the last day of employment, however no later than by the end of the term.
Termination by the employer (for conduct-and person-related reasons due to unsatisfactory performance)	Exercisable options and options not yet exercisable lapse on receipt of notice of termination	Not applicable
Retirement	Exercisable options and options not yet exercisable lapse 60 months after retirement, however by the end of the term at the latest	Where exercisable, within 60 months of retirement, however no later than the end of the term.

6

EVENT	CLAIM	OPTION EXERCISE
Full reduction of earning capacity / disablement	Exercisable options and option not yet exercisable lapse 60 months after commencement of full reduction of earning capacity / disablement however by the end of the term at the latest	Where exercisable, within 60 months after commencement of full reduction of earning capacity / disablement, however no later than the end of the term.
Change of status (below the eligible group)	Exercisable options and options not yet exercisable lapse within 60 months after the change of status, however by the end of the term at the latest	Where exercisable, within 60 months after the change of status, however no later than the end of the term.
Death	Exercisable options and options not yet exercisable lapse 60 months after the death of the plan participant, however by the end of the term at the latest
Where exercisable, within 60 months of death, however no later than the end of the term, by a person named to the Company by the plan participant, otherwise they lapse. If such a person has not been named, the heir(s) named in the certificate of inheritance are entitled to the right. The right must be exercised jointly where there is more than one.

7

2.2.
Departure of a subsidiary from the group of entitled companies

EVENT	CLAIM	OPTION EXERCISE
Departure of a company from the group of entitled companies	Exercisable options and options not yet exercisable, lapse 60 months after the departure of the company from the group of entitled companies, however by the end of the term at the latest	Where exercisable, within 60 months after the departure of the company from the group of entitled companies, however no later than the end of the term.

  Those companies are entitled whose management personnel and specialists have received Tranche 2001 option rights. A departure from the group of entitled companies is deemed to occur when and as soon as T-Online International AG loses its direct or indirect majority holding in the entitled company.

2.3
Departure of an Operation or Sub-Operation from the T-Online Group

  The regulations contained in 2.2 apply accordingly, if and as soon as employment with the force of law is transferred to a new owner of the business as a result of the departure of the operation or sub-operation, where the new owner of the business does not belong to the group of companies covered by the terms of 2.2. The above stipulation applies accordingly where the employment contract is not transferred over to a new owner of the business because the plan participant invokes some statutory right of objection to transfer of the employment contract, and there are no material grounds in existence for such an objection—except for avoidance of the applicability of these conditions.

2.4.
The following special conditions are applicable for members of company management (board members/managing directors) of subsidiaries—in addition to the above conditions. Where one of the events set out below coincides with one of the events set out in 2.1, the following regulations shall be applicable:

EVENT	CLAIM	OPTION EXERCISE
The respective supervisory body does not sign a further contract of employment with the plan participant	Exercisable and options not yet exercisable, lapse 60 months after the contract of employment ends, however by the end of the term at the latest	Where exercisable, within 60 months after termination of the contract of employment, however no later than end of the term

The respective supervisory body offers the plan participant a new contract of employment under poorer conditions; however the plan participant does not accept. In the assessment of the conditions, no account is taken of share options arising out of this share-option plan or out of any earlier or subsequent share-option plan in which the plan participant takes part.	Exercisable options and options not yet excisable lapse 60 months after termination of the contract of employment, however by the end of the term at the latest	Where exercisable, within 60 months after termination of the contract of employment, however no later than end of the term

8

The respective supervisory body offers the plan participant a new contract of employment under the same or better conditions; however the plan participant does not accept. In the assessment of the conditions, no account is taken of share options arising out of this share-option plan or out of any earlier or subsequent share-option plan in which the plan participant takes part.
	Options not yet exercisable lapse on the date of termination of the contract of employment, however at the end of the term at the latest; Exercisable options lapse one month after the date of termination of the contract of employment	Where exercisable, by the expiry of a period of one month from the date of termination of the contract of employment, however no later than end of the term

Extraordinary termination by the plan participant or the Company. In the event of departure on the basis of this event, the legal consequences specifically applicable for this event shall be in force, even where some other event occurs at the same time.	Options not yet exercisable lapse on the last day of employment, however by the end of the term at the latest; Exercisable options lapse one month after the last day of employment	Where exercisable, by the expiry of a period of one month from the date of termination of the contract of employment, however no later than end of the term
Departure of a plan participant after 10 years of activity on the management board and/or as a managing director, or on reaching the age of 60.	Exercisable options and options not yet exercisable lapse 60 months after the departure of the plan participant, however by the end of the term at the latest	Where exercisable, within 60 months after the departure of the plan participant, however no later than end of the term

3.
Non-exercisable option rights are forfeited without indemnification or compensation where

a)
distraint is invoked by a creditor of the plan participant in respect of such option rights or rights arising out of such option rights, and any such distraint measure is not lifted within a period of three months;

b)
insolvency proceedings have been initiated in respect of the plan participant's assets, or such initiation has been refused due to the lack of any estate.

4.
The Company and the respective employer of the plan participant are entitled to inform the receiving office and the option agent (see § 6) in each instance (without quoting the reason) whether and as of when option rights may no longer be exercised by a plan participant.

5.
The Company reserves the right, within the context of the resolution of the Shareholders' Meeting in an individual case, or generally, to specify modifications to the above stipulations of this § 5 in favour of individual plan participants or plan participants in general. Such modifications come into effect on receipt of a corresponding declaration by the relevant plan participant or by means of notification in accordance with § 12 or subsequent to receipt or notification at the point in time specified in the declaration or notification. Modifications applied under the terms of this § 5 may be revoked in the form specified herein at any time, without indemnification or compensation.

§ 6

Exercise of Option Rights; Receiving Office and Option Agent; Delivery of Shares

1.
Exercise of option rights

  The option rights shall be exercised by submission of an irrevocable exercise notice to the AOP central office of the Company (ZAOP, hereinafter the "receiving office"). This office shall pass the exercise notice on to the Dresdner Bank AG, Frankfurt am Main or to a branch specified by the Dresdner Bank

9

  AG, Frankfurt am Main (the "option agent"). The Company shall make forms available to the plan participant for the exercise of option rights (the "exercise notice") in good time. By submitting the exercise notice, the plan participant irrevocably requests and authorises the option agent, in its own name, but for account of the plan participant, to submit to the Company the declarations required under German law to exercise the option rights. The exercise notice is not submitted effectively unless it is received, completely filled out and signed, by the agent stated in the exercise notice at the latest within the window for receipt of the exercise notice stated in paragraph (2) without any unstipulated deletions or additions.

  The exercise notice must be submitted in the form indicated by the Company when it hands over the form for the exercise notice. Any other form of submission of the exercise notice shall result in the declaration being rendered null and void, unless specifically permitted by the notification provided in accordance with § 12.

2.
Window for receipt of the exercise notice

  Exercise notices are only effective, if they are submitted, between 6.00 a.m. and 6.00 p.m. Central European Time (CET), on a working day (excluding Saturday) which is not a statutory holiday in federal states of North Rhine-Westphalia or Rhineland Palatinate, to the receiving office for passing on to the option agent. Exercise notices received by the option agent outside the window for receipt of the exercise notice are invalid. In this case, a new exercise notice must be submitted for the option exercise to be effective. Restrictions on the exercise of option rights due to the above provisions shall be announced officially in accordance with §12.

3.
Payment of the exercise price, taxes and levies

  The exercise price to be paid by a plan participant when an option is exercised shall be charged to the account set up with Dresdner Bank AG (Frankfurt am Main or Bonn Branch). The plan participant shall be responsible for ensuring there is adequate cover on the account. This shall not apply where the Company has declared that a cash settlement will be made, in accordance with §3, upon exercise of option rights. The exercise notice may make provision for the payment of taxes and levies (§ 9), for a payment on account which may be debited to the above-mentioned account, or a direct debit authority in favour of TOI or the relevant employer. Details are defined in the exercise notice. The direct debit authority is to be completed and signed by the plan participant. The exercise notice is invalid as a whole in the absence of a duly completed direct debit authority or cover on the account (and for the payment on account, where relevant).

4.
Irrevocability of exercise

  The exercise of option rights is irrevocable and may not be made subject to any conditions whatsoever. On submission of the exercise notice, at the latest, the plan participant acknowledges these option conditions along with the notifications which have been provided in accordance with §12 up to the time of exercise, as being binding on him.

5.
Change of option agent

  The Company is entitled, at any time and on repeated occasions, to replace the option agent with a different credit institute. This replacement requires notification in accordance with §12 and comes into effect at the point in time indicated on the notification.

6.
Delivery of shares

  The plan participant acknowledges and declares himself to be in agreement that the shares can be booked into his securities account no earlier than two banking days from prompt receipt of the exercise notice on the premises of the receiving office. Banking days in accordance with this regulation are days on which commercial banks in both the federal states of North Rhine-Westphalia and Hesse are open for regular business.

7.
Number of shares to be bought for each exercise notice; forfeiture of residual holding

  Only one exercise notice may be submitted in any given window for receipt of the exercise notice. For each exercise notice, in each case a minimum of 100 option rights must be exercised, even if the Company has stipulated application of cash settlement. If, subsequent to submission of an exercise notice, a residual holding of under 100 option rights should be left outstanding, then these option rights may be exercised in the last exercise notice only, otherwise they shall be forfeited, without indemnification or compensation.

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§ 7

Non-transfer or Negotiability of Option Rights

Option rights may not be sold by legal transaction, transferred, pledged or otherwise negotiated for commercial purposes. On death of the holder, transfer of the option rights shall take place only as stipulated in § 5. The conclusion of any counter transactions which amount to negotiation in commercial terms shall result in the option rights being forfeited, to the extent that the conclusion of such countertransactions takes place prior to expiry of the relevant qualifying period. In the relevant exercise notice, the plan participant must provide an assurance that no such transactions have been concluded.

§ 8

Adjustments in Relation to Capital Measures/Prevention of Stock Dilution

If there is any change in the figure representing the Company's basic capital and/or number of shares, then debentures carrying conversion and/or subscription rights in respect of new shares shall be issued, or if any break-up (under the terms of the legislation on corporate transformations) directly affecting the Company, with the exception of the hiving off of a unit, should be carried out, then the exercise price shall be adjusted so that the relationship between the modified exercise price and the stock-exchange value of the T-Online Share subsequent to the measure resulting in the modification corresponds to the relationship between the exercise price and the last stock-exchange value immediately prior to the measure resulting in the modification. If this measure is applied without involving any movement of assets between the Company and its shareholders or third parties (e.g. by means of consolidating shares, splitting shares or an increase of capital from the Company's financial resources with the issue of fresh shares), the stock-exchange value of the T-Online Share immediately prior to the measure giving rise to the modification shall be arithmetically calculated by the standard methods. In any case, § 9 Section 1 of the AktG corporate legislation shall remain in force, unaffected.

In addition to the adjustment of the exercise price, where relevant as a restriction applied to the above basic principle, the following regulations apply:

Where the contingent capital as recognised under law in accordance with § 218 AktG is increased, and fresh shares within the context of a measure aimed at increasing capital from the Company's own financial resources are issued, for option rights already issued the number of shares—limited to the next-lowest number of shares—in respect of which an option rights exists, is increased in the corresponding ratio in addition to the adjustment of the exercise price, as stipulated in the above regulations. In respect of as yet un-issued option rights, no adjustment of the exercise price takes place and the original ratio of option rights to shares is retained, however the number of option rights which may be issued on the basis of this authorisation is increased to the corresponding ratio. Where a capital increase is undertaken from the Company's own financial resources without the issue of fresh shares, no adjustment shall take place, with the exception of the increase in contingent capital required by law (§ 218 AktG).

Where, as a result of a reduction in the number of shares, there is an increase in the proportional amount of the Company's basic capital attributed to the individual T-Online Share, in addition to an adjustment of the exercise price there is a reduction to the same ratio in the number of shares—limited to the next-lowest number of shares—to which a plan participant may subscribe on the basis of the option rights already issued.

Where the adjustment of the exercise price applied on the basis of this provision for the prevention of stock dilution is insufficient to maintain the intrinsic value of the option rights already issued, the Management Board and—where the members of the Management Board are affected, exclusively the Supervisory Board—is empowered to resolve that the number of those shares should be increased

11

which—limited to the next-lowest number of shares—may be subscribed on the basis of the option rights already issued. The total volume of the contingency capital and the breakdown of this total volume into individual groups of plan participants remains unaffected.

No fractions of shares shall be delivered.

No adjustment shall be applied:

a)
in the event of an issue of shares from contingency capital,

b)
in the case of capital increases or the issue of debentures with conversion and/or option rights in respect of fresh shares to the exclusion of the statutory right to subscription of all shareholders, unless it is simply the subscription of fractional amounts which is being excluded,

c)
if the plan participants are offered contractual option rights and/or debentures with conversion and/or option rights in respect of fresh shares, which place the plan participants in the same situation as they would have occupied if, prior to the corresponding measure, they had already fully exercised their option rights, or

d)
if the adjustment of a value of 1% of the intrinsic value of the option rights prior to the measure giving rise to the adjustment has not been exceeded.

Finally, no adjustment shall take place where this would entail the Share Options Plan 2001 losing the character of a fixed plan as designated in accordance with US-GAAP.

§ 9

Taxes, Levies and other Charges

1.
Any taxes, levies or other charges payable by the plan participant in conjunction with the issue of option rights, the exercise of option rights, the delivery of T-Online shares, or the payment of the cash settlement shall be paid by the plan participant.

2.
Income taxes together with other taxes and levies, including any social security contributions, are payable on the non-cash benefit received by a plan participant subject to tax in Germany, in accordance with the legal provisions applicable at the relevant time. The Company or the subordinate affiliated company with which the plan participant has an employment relationship is entitled and obligated in accordance with § 6 (3) to deduct these taxes and levies from the salary (or the cash settlement in accordance with § 3), or, in the event of this not sufficing, to request a direct payment from the plan participant (such as by direct debit authorisation in accordance with § 6 (3)) or to submit a tracer note to the tax office responsible, a copy of which is received by the plan participant.

3.
If the plan participant is not subject to tax in Germany, the above provisions shall apply in accordance with the applicable foreign law. The plan participant may as necessary receive a certificate from the Company or subordinate affiliated company regarding the non-cash benefit received.

§ 10

Restrictions on Liability

The Company, its legal representatives, employees and agents, and the option agent, its legal representatives, employees and agents shall not be liable for slight negligence, for consequential damage, or for loss of earnings.

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§ 11

Price Risks, Tax Risks

1.
The Company makes no guarantee whatsoever for the general development of the market or the development of the T-Online Share price before or after option rights are issued or option rights are exercised, or for any other time or period. In particular, there is hence no guarantee that plan participants, who exercise option rights, will obtain an economic benefit or some such benefit to a specified amount or will be in a position to sell at a profit the T-Online Shares acquired. Hence option rights are accepted and exercised solely a the risk of the respective plan participant.

2.
The Company provides no guarantee that taxes and levies shall be incurred on the issue of option rights, on their first becoming exercisable or only in respect of the differential between the exercise price and the current stock-exchange price on exercise of the option rights or on delivery of the T-Online Shares, on any profit actually realised by means of (immediate) sale or on any other specific amount. The plan participants are recommended to obtain tax advice, including with regard to their personal tax affairs.

  The costs associated with any such tax advice shall be borne by the plan participant

§ 12

Official Announcements

All official announcements required by these option terms and conditions, especially official announcements to be made by the Company in accordance with § 1 (3), shall be made electronically. Before exercising option rights, the plan participants are obliged to ascertain whether any official announcements have been made.

§ 13

Certification

1.
The Company alone shall decide on certification. The plan participant has no right to certification of his option rights.

2.
The cost of any certification will be borne by the Company.

§ 14

Voluntary Performance

The granting of option rights takes the form of a voluntary performance by the Company or by subordinate associated companies, in favour of the plan participant. Likewise, in the event of repeated granting of option rights (even with no reserved right of voluntary status), no claims of any kind shall arise to any repeated granting of option rights or similar or equivalent performances.

§ 15

Costs

Unless otherwise expressly arising on the basis of these option terms and conditions, all costs entailed in option rights, the exercise of option rights and the subscription of shares on the basis of the exercise of option rights shall be borne by the Company. This applies similarly for the costs associated with account management. All further costs associated with the holding or sale of shares shall be borne by the plan participant.

13

§ 16

Applicable Law, Place of Performance, Jurisdiction and Venue

1.
Form and content of the option rights and the option terms and conditions, as well as rights and obligations of the plan participants or the Company arising therefrom, shall be governed in every respect by, and must be construed in accordance with, the laws of the Federal Republic of Germany, to the exclusion of the provisions of private international law.

2.
Place of performance hereunder shall be Darmstadt; in case of any legal dispute arising from, or in conjunction with, the option rights, the courts of Darmstadt shall have non-exclusive venue and jurisdiction.

§ 17

Miscellaneous

1.
The plan participants are obliged to comply with the applicable legal provisions, specifically regarding the prohibition of insider dealing, and any insider-dealing regulations set forth by the Company, at any time when exercising their rights arising from the option rights and selling T-Online Shares.

2.
All payments shall be made in euros.

3.
In the event of one of the provisions in these option terms and conditions being, or becoming, ineffective or impracticable, (e.g. by any change in standard practice on the stock-exchange), the effectiveness or practicability of the remaining provisions remains unaffected thereby. Any gaps arising from the ineffectiveness or impracticability of a provision, and any other lacunae herein, will be closed appropriately by means of a supplementary interpretation of the contract taking into account the interests of plan participants (as a group) in accordance with the resolution of the Shareholders' Meeting on contingent capital adopted on 30 May 2001 (the "Shareholders' Meeting resolution"). This also applies where the measure of performance or time (term, periods, dates) is affected. In such instances, a legally permissible measure of performance or time (term, periods, dates) as close to the intended measure as possible arises in the place of the measure agreed at first, likewise taking account of the Shareholders' Meeting resolution. Provisions not in accord with the regular Shareholders' Meeting, are deemed not practicable within the meaning of these arrangements.

4.
Headings are provided solely for the purpose of orientation and may not be used for interpretation. The original German text shall be binding in the event of deviations between the English version of these option terms and conditions (even if this has also been prepared by the Company), and the original German text, or should the translation give rise to any problems of interpretation.

5.
Any changes and additions to these option terms and conditions must be applied in written form, unless these should be undertaken in the forms set out in § 12. The same applies likewise for any changes to this clause stipulating the written form.

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Annex 4

Stock Option Plan 2001

Option Terms and Conditions
for the Board of Management of
T-Online International AG
Tranche 2002

July 8, 2002

Contents

Foreword
§ 1	Content of the Option Rights; Company Options; Form/Structuring of the T-Online shares
§ 2	Exercise Price
§ 3	Cash Settlement
§ 4	Term, Qualifying Period, Restrictions on Exercise, Lapse of Options upon Expiry of the Term Without Compensation
§ 5	Personal Exercise Requirements; Forfeiture of Option Rights in the Event of Distraint and Insolvency
§ 6	Exercise of Option Rights; Receiving Office and Option Agent; Delivery of Shares
§ 7	Non-transferability or Negotiability of Option Rights
§ 8	Adjustments in Relation to Capital Measures/Prevention of Stock Dilution
§ 9	Taxes, Levies and Other Charges
§ 10	Restrictions on Liability
§ 11	Price Risks, Tax Risks
§ 12	Official Announcements
§ 13	Certification
§ 14	Voluntary Performance
§ 15	Costs
§ 16	Applicable Law, Place of Performance, Jurisdiction and Venue
§ 17	Miscellaneous

2

On May 30, 2001, the regular Shareholders' Meeting of T-Online International AG, Darmstadt, (hereinafter referred to as the "Company" or "TOI") adopted a resolution authorizing the raising of contingent capital for the issue of option rights to members of T-Online International AG's Board of Management, to management personnel at levels below the Board of Management of T-Online International AG, and other management personnel, T-Online International AG executives and specialists, members of the company management and other management staff, executives and specialists of Group companies inside and outside Germany. Based on this resolution, the members of T-Online International AG's Board of Management ("plan participants"). will be granted option rights for new, registered T-Online shares ("T-Online shares") in the Company ("option rights" or "options") in a second tranche ("Tranche 2002"). These option terms and conditions are applicable for the Tranche 2002 option rights granted to the members of the Board of Management.

3

§ 1

Content of the Option Rights; Company Options;

Form/Structuring of the T-Online shares

1.
Each individual option right entitles the plan participant to acquire one T-Online share at the exercise price in accordance with these option terms and conditions, provided the Company does not exercise its option rights in accordance with paragraph (2).

2.
The Company is entitled to stipulate, at its own discretion, that instead of issuing one T-Online share for each option right exercised at the exercise price, a cash settlement should be applied or that an old T-Online share should be delivered in place of a new T-Online share, in accordance with § 3.

3.
A stipulation pursuant to paragraph (2) can be made, changed, or revoked at any time, even during the exercise window (§ 4 (3)). Stipulations regarding the exercise of the Company option may be effected or withdrawn for all option rights, for a specific part, or a specific number.

  Stipulations regarding the exercise of the Company option and its withdrawal shall be officially announced to the plan participants in accordance with § 12 hereinbelow. In all cases, these stipulations shall be in force for exercises of option which are submitted two weeks after notification, or later. The official announcement shall include an item stating when the stipulation is to take effect.

4.
With regard to entitlements to dividend payments and all other shareholder rights, T-Online shares issued by the Company after the exercise of option rights are identical to the registered shares of T -Online International AG listed under securities identification number 555 770.

§ 2

Exercise Price

1.
The exercise price ("exercise price") for each T-Online share is one hundred and twenty-five per cent (125%) of the non-weighted average of the closing prices of the T-Online share in the XETRA trading system of Deutsche Börse AG, Frankfurt am Main, over the last thirty (30) consecutive days of trading prior to the date of issue of the option rights. If the average price thus calculated is below the closing price of the T-Online share in the XETRA trading system of Deutsche Börse AG on the date of issue of the option rights, then the exercise price shall be one hundred and twenty-five percent (125%) of this closing price.

2.
The date for the issue of option rights is 15.07.02.

3.
Plan participants will be informed of the exercise price subsequent to issue of the option rights.

§ 3

Cash Settlement

1.
If the Company has stipulated in accordance with § 1 (2) that a cash settlement shall be applied by the Company instead of issuing T-Online shares, the amount of the cash payment for each option right exercised shall correspond to the difference between the closing price of the T-Online share in the XETRA trading system (or any subsequent system which has come to replace the XETRA system) of Deutsche Börse AG, Frankfurt am Main, on the date of exercise of the relevant option

4

  rights and the exercise price. The plan participant is no longer obliged to pay the exercise price in this case.

2.
The cash payment shall be payable without delay, however no later than six weeks after exercise of the option rights, which are to be settled by means of cash settlement. It shall be credited to the plan participant in a salary account after deduction of taxes and other levies (in accordance with § 9).

§ 4

Term, Qualifying Period, Restrictions on Exercise, Lapse of Options

upon Expiry of the Term Without Compensation

1.
Unless some other arrangement expressly applies on the basis of these options stipulations, option rights may be exercised only upon expiry of the qualifying period, at latest by the end of the term, but not during the immobilization period in which exercise is blocked.

2.
The qualifying period begins on 15.07.02 and ends:

(a)
at midnight on 14.07.04 for fifty percent (50%) of the Tranche 2002 option rights and

(b)
at midnight on 14.07.05 for the remaining fifty percent (50%) of the Tranche 2002 option rights.

3.
In accordance with § 6 (2), the term of the option rights terminates upon expiry of the window for receipt of the exercise notice ending on 14.07.12, 6 p.m. (Frankfurt am Main). The period between the end of the relevant qualifying period as per paragraph (2) and the end of the term is referred to as the "exercise window" below.

4.
Option rights may only be exercised within the exercise window, but not during the immobilization periods. The following periods are considered immobilization periods:

a)
The period between the tenth day before the day on which the Board of Management announces its proposal for appropriation of net income available for distribution and the day dividend payment falls due (ex day) after the regular Shareholders' Meeting (inclusive), unless otherwise specified by the Company;

b)
The period between the day on which the Company publishes an offer to its shareholders for the acquisition of new T-Online shares or bonds with warrants or option rights in an authorized journal for mandatory stock market announcements or in the Federal Gazette and the day on which the eligible T-Online shares of the Company are first officially listed on the Frankfurt stock exchange "ex rights" (including these days in each case);

c)
The period during the preparation and execution of capital measures or of other comparable measures, which is to be announced by the Company in accordance with § 12 in each individual instance.

  The Company may suspend the restrictions of this paragraph (4) for those periods of time for which the Company has determined a cash settlement in accordance with § 1 (2), and § 3.

5.
The Company will notify plan participants in accordance with § 12 of the periods during which exercise of the options is not permitted.

6.
All options not exercised by the end of the term shall lapse with no right of indemnification or compensation upon expiry of the term in accordance with paragraph (3). A lapse before expiry of

5

  the term due to other provisions in these option terms and conditions shall remain unaffected thereby.

§ 5

Personal Exercise Requirements; Forfeiture of Subscription Rights in the

Event of Distraint and Insolvency

1.
If a plan participant's employment relationship with T-Online International AG ends, the following provisions shall apply with regard to the options, except for the special conditions set forth in the subsequent stipulations:

  Option rights which have become exercisable in accordance with the provisions of these option terms and conditions by the time of departure, i.e. for which the qualifying period has expired, must be exercised within one month of the time of departure (the time of departure is also referred to below as the "end of employment"); otherwise they are forfeited on expiry of the above-mentioned period, without indemnification or compensation. Option rights that did not become exercisable up to the time of departure, i.e. for which the qualifying period has not expired or for which immobilization periods apply, are forfeited without indemnification or compensation. A move from one company in the T-Online Group, whose management personnel and specialists have received Tranche 2002 option rights, to another company in the T-Online Group, whose management personnel and specialists have received Tranche 2002 options, leaves the options held unchanged. The same applies in the case of a change of employer by force of law (§ 613a BGB [German Civil Code] or corresponding statutory regulations), to the extent that the new employer satisfies the above-mentioned requirements. Furthermore, the same is true for a move at the initiative of, or in agreement with, the present employer to a company in the T-Online Group whose management personnel have not received Tranche 2002 options, unless specified otherwise at the time of the move.

2.
Divergent from the basic provision set forth in paragraph (1), the following special provisions shall be applicable in case of departure of a plan participant for the events listed below:

6

EVENT	CLAIM	EXERCISE OF THE OPTIONS
Termination without notice for good cause on the part of the plan participant or the Company	Options not yet exercisable lapse on the last day of employment, however by the end of the term at the latest; exercisable options lapse one month after the last day of employment	Where exercisable, up to the end of a period of one month after the last day of employment ends, however by the end of the option period at the latest
Retirement	Exercisable options and options not yet exercisable lapse 60 months after retirement, however by the end of the option period at the latest	Where exercisable, within 60 months of retirement, however no later than the end of the option period.
Complete reduction in earning capacity/disability	Exercisable options and options not yet exercisable lapse 60 months after commencement of complete reduction in earning capacity/disability, however by the end of the option period at the latest	Where exercisable, within 60 months after commencement of complete reduction in earning capacity/disability, however no later than the end of the option period.

7

EVENT	CLAIM	EXERCISE OF THE OPTIONS
Death	Exercisable options and options not yet exercisable lapse 60 months after the participant's death, however by the end of the option period at the latest
Where exercisable, within 60 months of death, however no later than the end of the option period, by a person named to the Company by the plan participant; otherwise they lapse. If such a person has not been named, the heir(s) named in the certificate of inheritance are entitled to the right. The right must be exercised jointly where there is more than one
The Supervisory Board does not sign a further contract of employment with the plan participant	Exercisable options and options not yet exercisable lapse 60 months after termination of the employment relationship, however by the end of the option period at the latest	Where exercisable, within 60 months after termination of the employment relationship, however no later than the end of the option period

The Supervisory Board offers the plan participant a new contract of employment under poorer conditions; however, the plan participant does not accept. In the assessment of the conditions, no account is taken of stock options arising out of this stock option plan or out of any earlier or subsequent stock option plan in which the plan participant takes part	Exercisable options and options not yet exercisable lapse 60 months after termination of the employment relationship, however by the end of the option period at the latest	Where exercisable, within 60 months after termination of the contract of employment, however no later than the end of the option period

8

EVENT	CLAIM	EXERCISE OF THE OPTIONS

The Supervisory Board offers the plan participant a new contract of employment under the same or better conditions; however, the plan participant does not accept. In the assessment of the conditions, no account is taken of stock options arising out of this stock option plan or out of any earlier or subsequent stock option plan in which the plan participant takes part
	Options that are not yet exercisable, lapse on the day the employment relationship ends, however by the end of the option period at the latest; exercisable options lapse one month after the day on which the employment relationship ends.	Where exercisable, up to the end of a period of one month after the last day of employment, however no later than the end of the option period
Departure of a plan participant after 10 years of activity on the Board of Management and/or as a managing director, or on reaching the age of 60.	Exercisable options and options not yet exercisable lapse 60 months after the departure of the plan participant, however by the end of the option period at the latest	Where exercisable, within 60 months after the departure of the plan participant, however no later than the end of the option period
3.
Non-exercisable option rights are forfeited without indemnification or compensation where:

a)
distraint is invoked by a creditor of the plan participant in respect of option rights or such rights arising out of such option rights, and any such distraint measure is not lifted within a period of three months;

b)
insolvency proceedings have been initiated in respect of the plan participant's assets, or such initiation has been refused due to the lack of any estate.

4.
TOI is entitled to inform the receiving office and the option agent (see § 6) in each instance (without quoting the reason) whether and as of when option rights may no longer be exercised by a plan participant.

5.
The Company reserves the right, within the context of the resolution of the Shareholders' Meeting in an individual case, or generally, to specify modifications to the above stipulations of this § 5 in favor of individual plan participants or plan participants in general. Such modifications come into effect on receipt of a corresponding declaration by the relevant plan participant or by means of notification in accordance with § 12 or subsequent to receipt or notification at the point in time specified in the declaration or notification. Modifications applied under the terms of this paragraph (5) may be revoked in the form specified herein at any time, without indemnification or compensation.

§ 6

Exercise of Option Rights; Receiving Office and Option Agent; Delivery

of Shares

1.
Exercise of option rights

  The option rights shall be exercised by sending an irrevocable exercise notice to the office attending to the members of TOI's Board of Management in terms of personnel matters and

9

  contracts (the "receiving office"). This office shall pass the exercise notice on to the Dresdner Bank AG, Frankfurt am Main or to a branch specified by the Dresdner Bank AG, Frankfurt am Main (the "option agent"). The Company shall make forms for the exercise of option rights (the "exercise notice") available to the plan participants in good time. By submitting the exercise notice, the plan participant irrevocably requests and authorizes the option agent, in its own name, but for account of the plan participant, to submit to the Company the declarations required under German Stock Corporation law to exercise the option rights. The exercise notice is not submitted effectively unless it is received, completely filled out and signed, by the agent stated in the exercise notice at the latest within the window for receipt of the exercise notice stated in paragraph (2) without any unstipulated deletions or additions. The exercise notice shall be submitted in the format stipulated by the Company at the time it provides the exercise notice form. The exercise notice shall be invalid if it is submitted in a different format, unless this has been approved by official announcement in accordance with § 12.

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2.
Window for receipt of the exercise notice

  Exercise notices are only effective if they are submitted, between 6:00 a.m. and 6:00 p.m. Central European Time (CET), on a working day (excluding Saturday) which is not a statutory holiday in the regional state of North-Rhine/Westphalia, to the receiving office for passing on to the option agent. Exercise notices received by the option agent outside the window for receipt of the exercise notice are invalid. In this event, a new exercise notice must be submitted for the exercise of the option to be effective. Restrictions on the exercise of option rights due to the above provisions shall be announced officially in accordance with § 12.

3.
Payment of the exercise price, taxes and levies

  The exercise price to be paid by a plan participant when an option is exercised shall be charged to the account set up with Dresdner Bank AG (Frankfurt am Main or Bonn Branch). The plan participant shall be responsible for ensuring there is adequate cover in the account. This shall not apply where the Company has declared that a cash settlement will be made, in accordance with § 3, upon exercise of option rights. The exercise notice may make provision for the payment of taxes and levies (§ 9), for a payment on account which may be debited to the above-mentioned account, or a direct debit authority in favor of TOI. Details are defined in the exercise notice. The direct debit authority is to be completed and signed by the plan participant. The exercise notice is invalid as a whole in the absence of a duly completed direct debit authority or cover on the account (and for the payment on account, where relevant).

4.
Irrevocability of exercise

  The exercise of option rights is irrevocable and may not be made subject to any conditions whatsoever. On submission of the exercise notice, at the latest, the plan participant acknowledges these option conditions along with the notifications which have been provided in accordance with § 12 up to the time of exercise, as being binding on him.

5.
Change of option agent

  The Company is entitled, at any time and on repeated occasions, to replace the option agent with a different credit institute. Replacement requires an official announcement in accordance with § 12 and becomes effective at the time stated in the announcement.

6.
Delivery of shares

  The plan participant acknowledges and declares himself to be in agreement that the shares can be booked into his securities account no earlier than two banking days from prompt receipt of the exercise notice on the premises of the receiving office. Banking days in accordance with this regulation are days on which commercial banks in both the regional states of North-Rhine/Westphalia and Hesse are open for regular business.

7.
Number of shares to be bought for each exercise notice; forfeiture of residual holding

  Only one exercise notice may be submitted in any given window for receipt of the exercise notice. For each exercise notice, in each case a minimum of 100 option rights must be exercised, even if the Company has stipulated application of cash settlement (§ 3). If, subsequent to submission of an exercise notice, a residual holding of under 100 option rights should be left outstanding, then these option rights may be exercised in the last exercise notice only; otherwise they shall be forfeited without indemnification or compensation.

11

§ 7

Non-transferability or Negotiability of Option Rights

Option rights may not be sold by legal transaction, transferred, pledged or otherwise negotiated for commercial purposes. Upon death of the holder, the transfer of option rights shall take place only as stipulated in § 5. The conclusion of any counter transactions which amount to negotiation in commercial terms shall result in the option rights being forfeited, to the extent that the conclusion of such counter-transactions takes place prior to expiry of the relevant qualifying period. In the relevant exercise notice, the plan participant must provide an assurance that no such transactions have been concluded.

§ 8

Adjustments in Relation to Capital Measures/Prevention of Stock Dilution

If there is any change in the figure representing the Company's basic capital and/or number of shares, then debentures carrying conversion and/or subscription rights in respect of new shares shall be issued, or if any break-up (under the terms of the legislation on corporate transformations) directly affecting the Company, with the exception of the hive-off of a unit, should be carried out, then the exercise price shall be adjusted so that the relationship between the modified exercise price and the market value of the T-Online share subsequent to the measure resulting in the modification corresponds to the relationship between the exercise price and the last market value immediately prior to the measure resulting in the modification. If this measure is applied without involving any movement of assets between the Company and its shareholders or third parties (e.g. by means of consolidating shares, splitting shares or an increase of capital from the Company's financial resources with the issue of fresh shares), the market value of the T-Online share immediately prior to the measure giving rise to the modification shall be arithmetically calculated by the standard methods. § 9 (1) AktG [German Stock Corporation Act] shall remain unaffected.

In addition to the adjustment of the exercise price, where relevant as a restriction applied to the above basic principle, the following regulations apply:

Where the contingent capital as recognized under law in accordance with § 218 AktG is increased and fresh shares are issued within the context of a measure aimed at increasing capital from the Company's own financial resources, for option rights already issued, the number of shares for which option rights exist—limited to the next-lowest whole number of shares—, is increased in the corresponding ratio in addition to the adjustment of the exercise price, as stipulated in the above regulations. In respect of as yet un-issued option rights, no adjustment of the exercise price takes place and the original ratio of option rights to shares is retained, however the number of option rights which may be issued on the basis of this authorization is increased to the corresponding ratio. Where a capital increase is undertaken from the Company's own financial resources without the issue of fresh shares, no adjustment shall take place, with the exception of the increase in contingent capital required by law (§ 218 AktG).

Where, as a result of a reduction in the number of shares, there is an increase in the proportional amount of the Company's basic capital attributed to the individual T-Online share, in addition to an adjustment of the exercise price there is a reduction to the same ratio in the number of shares—limited to the next-lowest whole number of shares—to which a plan participant may subscribe on the basis of the option rights already issued.

Where the adjustment of the exercise price applied on the basis of this provision for the prevention of stock dilution is insufficient to maintain the intrinsic value of the option rights already issued, exclusively the Supervisory Board is empowered to resolve that the number of those shares should be

12

increased which—limited to the next-lowest whole number of shares—may be subscribed on the basis of the option rights already issued. The total volume of the contingent capital and the breakdown of this total volume into individual groups of plan participants remains unaffected.

No fractions of shares shall be delivered.

No adjustment shall be applied:

a)
in the event of an issue of shares from contingent capital,

b)
in the case of capital increases or the issue of debentures with conversion and/or option rights in respect of fresh shares to the exclusion of the statutory right to subscription of all shareholders, unless it is simply the subscription of fractional amounts which is being excluded,

c)
if the plan participants are offered contractual option rights and/or debentures with conversion and/or option rights in respect of fresh shares, which place the plan participants in the same situation as they would have occupied if, prior to the corresponding measure, they had already fully exercised their option rights, or

d)
if the adjustment of a value of 1% of the intrinsic value of the option rights prior to the measure giving rise to the adjustment has not been exceeded.

Finally, no adjustment shall take place where this would entail the Stock Option Plan for the year 2001 losing the character of a fixed plan as designated in accordance with U.S. GAAP.

§ 9

Taxes, Levies and Other Charges

1.
Any taxes, levies or other outlays occurring in connection with the issue of option rights, the exercise of option rights, the delivery of T-Online shares or payment of the cash settlement to the plan participants shall be borne by the participants.

2.
Income taxes together with other taxes and levies, including any social security contributions, are payable on the non-cash benefit received by a plan participant subject to tax in Germany, in accordance with the legal provisions applicable at the relevant time. The Company or subordinate affiliated company with which the employment relationship exists shall be entitled or obliged to withhold these taxes and levies from the wage and salary payments (or the cash settlement pursuant to § 3) as specified under § 6 (3) or, in the event that this amount is not sufficient for settlement, to require direct payment by the plan participant (if applicable, through a direct debit authorization pursuant to § 6 (3)) or to submit an information return to the responsible tax authorities; in the latter case, the plan participant shall be given a copy of the information return.

3.
If the plan participant is not subject to tax in Germany, the above provisions shall be applicable concordant with the provisions of the applicable foreign tax law. Where appropriate, the plan participant shall receive a certificate from the Company or subordinate affiliated company regarding the non-cash benefit received.

§ 10

Restrictions on Liability

The Company, its legal representatives, employees and agents, the receiving office, and the option agent, its legal representatives, employees and agents shall not be liable for slight negligence, for consequential damage, or for loss of earnings.

13

§ 11

Price Risks, Tax Risks

1.
The Company makes no guarantee whatsoever for the general development of the market or the development of the T-Online share price before or after option rights are issued or option rights are exercised, or for any other time or period. In particular, there is hence no guarantee that plan participants who exercise option rights, will obtain an economic benefit or some such benefit to a specified amount or will be in a position to sell at a profit the T-Online shares acquired. Hence option rights are accepted and exercised solely at the risk of the respective plan participant.

2.
The Company provides no guarantee that taxes and levies will not be incurred on the issue of option rights, on their first becoming exercisable or only in respect of the differential between the exercise price and the current share price on exercise of the option rights or on delivery of the T-Online shares, on any profit actually realized by means of (immediate) sale or on any other specific amount. It is recommended that the plan participants obtain tax advice, including with regard to their personal tax affairs. The costs associated with any such tax advice shall be borne by the plan participant.

§ 12

Official Announcements

Any and all announcements made with respect to these option terms and conditions, including but not limited to announcements by the Company pursuant to § 1 (3), shall be made available by way of electronic media. Before exercising option rights, the plan participants are obliged to ascertain whether any official announcements have been made.

§ 13

Certification

1.
The Company alone shall decide on certification. The plan participant has no right to certification of his option rights.

2.
The cost of any certification will be borne by the Company.

§ 14

Voluntary Performance

The granting of option rights takes the form of a voluntary performance by the Company in favor of the plan participant. Likewise, in the event of repeated granting of option rights (even with no reserved right of voluntary status), no claims of any kind shall arise to any repeated granting of option rights or similar or equivalent performances.

§ 15

Costs

Unless otherwise expressly arising on the basis of these option terms and conditions, all costs entailed in option rights, the exercise of option rights and the subscription of shares on the basis of the exercise of option rights shall be borne by the Company. This applies similarly for the costs associated with

14

account management. All further costs associated with the holding or sale of shares shall be borne by the plan participant.

§ 16

Applicable Law, Place of Performance, Jurisdiction and Venue

1.
Form and content of the option rights and the option terms and conditions, as well as all rights and obligations of the plan participants or the Company arising therefrom, shall be governed in every respect by, and must be construed in accordance with, the laws of the Federal Republic of Germany, to the exclusion of the provisions of private international law.

2.
Place of performance hereunder shall be Darmstadt; in case of any legal dispute arising from, or in conjunction with, the option rights, the courts of Darmstadt shall have non-exclusive venue and jurisdiction.

§ 17

Miscellaneous

1.
The plan participants are obliged to comply with the applicable legal provisions, specifically regarding the prohibition of insider dealing, and any insider-dealing regulations set forth by the Company, at all times when exercising their rights arising from the option rights and selling T-Online shares.

2.
All payments shall be made in euros.

3.
In the event of one of the provisions in these option terms and conditions being, or becoming, ineffective or impracticable, (e.g. by any change in standard practice on the stock exchange), the effectiveness or practicability of the remaining provisions shall remain unaffected thereby. Any gaps arising from the ineffectiveness or impracticability of a provision, and any other lacunae herein, shall be closed appropriately by means of a supplementary interpretation of the contract taking into account the interests of plan participants (as a group) in accordance with the resolution of the Shareholders' Meeting on contingent capital adopted on May 30, 2001 (the "Shareholders' Meeting resolution"). This shall also apply insofar as the scope of a service or timeline (deadlines, dates) is affected. In such instances, a legally permissible measure of performance or time (term, periods, dates) that comes as close to the intended measure as possible shall arise in the place of the originally agreed measure, likewise taking account of the Shareholders' Meeting resolution. Provisions not in accord with the Shareholders' Meeting resolution shall be deemed not practicable within the meaning of these arrangements.

  Headings shall only serve as points of reference and shall not be used for interpretation. The original German text shall be binding in the event of deviations between the English version of these option terms and conditions (even if this has also been prepared by the Company) and the original German text, or should the translation give rise to any problems of interpretation.

4.
Changes and additions to these option terms and conditions must be made in writing unless they are made by way of announcement in the form specified under § 12. This also applies for changes to this clause regarding written form.

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Annex 5

T-Online International AG

Stock Option Plan 2001

Option Terms and Conditions
for management personnel and specialists
(T-Online International AG and group companies)
including members of the Board of Management and
managing directors of Group companies
Tranche 2002

Resolved by the Board of Management T-Online International AG 17 May 2002

Contents

Foreword
§1	Content of the Option Rights; Company Options; Form/Structuring of the T-Online Shares
§2	Exercise Price
§3	Cash Settlement
§4	Term, Qualifying Period, Restrictions on Exercise, Lapse of Options upon Expiry of the Term without compensation
§5	Personal Exercise Requirements; Departure of Companies, Operations and Sub-Operations from T-Online Group; Forfeiture of Option Rights in the Event of Distraint and Insolvency
§6	Exercise of Option Rights; Receiving Office and Option Agent; Delivery of Shares
§7	Non-transfer or Negotiability of Option Rights
§8	Adjustments in Relation to Capital Measures/Prevention of Stock Watering
§9	Taxes, Levies and other Charges
§10	Restrictions on Liability
§11	Price Risks, Tax Risks
§12	Official Announcements
§13	Certification
§14	Voluntary Performance
§15	Costs
§16	Applicable Law, Place of Performance, Jurisdiction and Venue
§17	Miscellaneous

        On May 30, 2001, the regular Shareholders' Meeting of T-Online International AG, Darmstadt, (hereinafter referred to as the "Company") adopted a resolution authorising the raising of contingent capital for the issue of option rights to members of T-Online International AG's Board of Management, to management personnel at levels below the Board of Management of T-Online International AG, and other management personnel, T-Online International AG executives and specialists, members of the company management and other management staff, executives and specialists of Group companies inside and outside Germany ("plan participants"). Based on this resolution, plan participants will be granted option rights for new, registered T-Online Shares ("T-Online Shares") in the Company in a second tranche ("Tranche 2002").

        Where some other regulations in connection with these option conditions apply for legal reasons to plan participants abroad, these will be incorporated into the allotment certificate issued to each plan participant on issue of option rights.

§ 1

Content of the Option Rights; Company Options;

Form/Structuring of the T-Online Shares

1.
Each individual option right entitles the plan participant to acquire one T-Online Share at the exercise price in accordance with these option terms and conditions, provided the Company does not exercise its option rights in accordance with paragraph (2).

2.
The Company is entitled to stipulate, at its own discretion, that instead of issuing one T-Online Share for each option right exercised at the exercise price, a cash settlement should be applied or that an old T-Online Share should be delivered in place of a new T-Online Share, in accordance with §3.

3.
A stipulation in accordance with paragraph (2) may be effected and withdrawn again or modified at any time, even during the exercise window (§4 (3)). Stipulations regarding the exercise of the Company option may be effected or withdrawn for all option rights, for a specific part, or a specific number. Stipulations regarding the exercise of the Company option and its withdrawal shall be officially announced to the plan participants in accordance with §12 hereinbelow.

  In all cases, these stipulations shall be in force for exercises of option which are submitted two weeks after notification, or later. The official announcement shall include an item stating when the stipulation is to take effect.

4.
With regard to entitlements to dividend payments and all other shareholder rights, T-Online Shares issued by the Company after the exercise of option rights are identical to the registered shares of T-Online International AG listed under securities identification number 555 770.

§ 2

Exercise Price

1.
The exercise price ("Exercise Price") for each T-Online Share is one hundred and twenty-five per cent (125%) of the non-weighted average of the closing prices of the T-Online Share in the XETRA trading system of Deutsche Börse AG, Frankfurt am Main, over the last thirty (30) consecutive days of trading prior to the date of issue of the option rights. If the average price thus calculated is below the closing price of the T-Online Share in the XETRA trading system of Deutsche Börse AG on the date of issue of the option rights, then the exercise price shall be one hundred and twenty-five percent (125%) of this closing price.

2.
The date for the issue of option rights is 15.07.2002.

3.
Plan participants will be informed of the exercise price subsequent to issue of the option rights.

§ 3

Cash Settlement

1.
If the Company has stipulated in accordance with §1 (2 and 3), that a cash settlement shall be applied by the Company instead of issuing T-Online Shares, the amount of the cash payment for each option right exercised shall correspond to the difference between the closing price of the T-Online Share in the XETRA trading system (or any subsequent system which has come to replace the XETRA system) of Deutsche Börse AG, Frankfurt am Main, on the date of exercise of the relevant option rights and the exercise price. The plan participant is no longer obliged to pay the exercise price in this case.

2.
The cash payment shall be payable without delay, however no later than six weeks after exercise of the option rights, which are to be settled by means of cash settlement. It shall be credited to the plan participant in a salary account after deduction of taxes and other levies (in accordance with § 9).

§ 4

Term, Qualifying Period, Restrictions on Exercise, Lapse of Options

upon Expiry of the Term Without Compensation

1.
Unless some other arrangement expressly applies on the basis of these options stipulations, option rights may be exercised only upon expiry of the qualifying period, at latest by the end of the term, but not during the immobilisation period in which exercise is blocked.

2.
The qualifying period begins on 15.07.2002 and ends

(a)
at midnight on 14.07.2004 for fifty percent (50%) of the Tranche 2002 option rights and

(b)
at midnight on 14.07.2005 for the remaining fifty percent (50%) of the Tranche 2002 option rights.

3.
In accordance with §6 (2), the term of the option rights terminates upon expiry of the window for receipt of the exercise notice ending on July 14, 2012, 6 p.m. (Frankfurt am Main). The period between the end of the relevant qualifying period as per § 2 and the end of the term is referred to as the "exercise window" below.

4.
Option rights may only be exercised within the exercise window, but not during the immobilisation periods. The following periods are considered immobilisation periods:

a)
The period between the tenth day before the day on which the Board of Management announces its proposal for appropriation of net income available for distribution and the day dividend payment falls due (ex day)

    after the regular Shareholders' Meeting (inclusive), unless otherwise specified by the Company;

  b)
  The period between the day on which the Company publishes an offer to its shareholders for the acquisition of new T-Online Shares or bonds with warrants or option rights in an authorised journal for mandatory stock market announcements or in the Federal Gazette and the day on which the eligible T-Online Shares of the Company are first officially listed on the Frankfurter stock exchange "ex rights" (including these days in each case);

  c)
  The period during the preparation and execution of capital measures or of other comparable measures, which is to be announced by the Company in accordance with §12 in each individual instance.

  The Company may suspend the restrictions of this (4) for those periods of time for which the Company has determined a cash settlement in accordance with §1 (2), and §3.

5.
The Company will notify plan participants in accordance with § 12 of the periods during which exercise of the options is not permitted.

6.
All options not exercised by the end of the term shall lapse with no right of indemnification or compensation upon expiry of the term in accordance with paragraph (3), irrespective of whether they were ever exercisable within the provisions of these option terms and conditions. A lapse before expiry of the term due to other provisions in these option terms and conditions remains unaffected.

§ 5

Personal Exercise Requirements; Departure of Companies; Operations

and Sub-Operations from the T-Online Group; Forfeiture of Option Rights in the Event of Distraint and Insolvency

1.
If a plan participant's contract of employment with T-Online International AG or a subordinate affiliated company ends, or if a company, an operation or a suboperation departs from the T-Online Group, the following provisions shall apply with regard to the options, except for the special conditions set forth in the subsequent stipulations:

  Option rights which have become exercisable in accordance with the provisions of these option terms and conditions by the time of departure, i.e. for which the qualifying period has expired, must be exercised within one month of the time of departure (the time of departure is also referred to below as the "end of employment"), otherwise they are forfeited on expiry of the above-mentioned period, without indemnification or compensation. Option rights that did not become exercisable up to the time of departure, i.e. for which the qualifying period has not expired or for which immobilisation periods apply, are forfeited without indemnification or compensation. A move from one company in the T-Online Group, whose management personnel and specialists have received Tranche 2002 option rights, to another company in the T-Online Group, whose management personnel and specialists have received Tranche 2002 options, leaves the options held unchanged. The same applies in the case of a change of employer by force of law (§ 613a BGB [Federal law Gazette] or corresponding statutory regulations), to the extent that the new employer satisfies the abovementioned requirements. Furthermore, the same is true for a move at the initiative of, or in agreement with, the present employer to a company in the T-Online Group whose management personnel have not received Tranche 2002 options, unless otherwise specified at the time of the move.

2.
Divergent from the basic provision set forth in paragraph (1), the following special provisions shall be applicable for the events listed below:

2.1.
Departure of a plan participant

EVENT	CLAIM	OPTION EXERCISE
Termination by the employee	Options not yet exercisable lapse on the last day of employment, however by the end of the term at the latest; Exercisable options lapse one month after the last day of employment	Where exercisable, up to the end of a period of one month after the last day of employment, however no later than the end of the term
Termination by the employer (compulsory lay-off)	Exercisable options and options not yet exercisable lapse 36 months after the last day of employment, however by the end of the term at the latest
Where exercisable, within 36 months after the last day of employment, however no later than the end of the term; where relevant, other arrangements may be agreed between employers and employees within the context of redundancy schemes.
Termination by the employer (for person-related reasons resulting from illness)	Exercisable options and options not yet exercisable lapse 60 months after the last day of employment, however by the end of the term at the latest.	Where exercisable, within 60 months after the last day of employment, however no later than by the end of the term.
Termination by the employer (for conduct-and person-related reasons due to unsatisfactory performance)	Exercisable options and options not yet exercisable lapse on receipt of notice of termination	Not applicable
Retirement	Exercisable options and options not yet exercisable lapse 60 months after retirement, however by the end of the term at the latest	Where exercisable, within 60 months of retirement, however no later than the end of the term.

EVENT	CLAIM	OPTION EXERCISE
Full reduction of earning capacity / disablement	Exercisable options and option not yet exercisable lapse 60 months after commencement of full reduction of earning capacity / disablement however by the end of the term at the latest	Where exercisable, within 60 months after commencement of full reduction of earning capacity / disablement, however no later than the end of the term.
Change of status (below the eligible group)	Exercisable options and options not yet exercisable lapse within 60 months after the change of status, however by the end of the term at the latest	Where exercisable, within 60 months after the change of status, however no later than the end of the term.
Death	Exercisable options and options not yet exercisable lapse 60 months after the death of the plan participant, however by the end of the term at the latest
Where exercisable, within 60 months of death, however no later than the end of the term, by a person named to the Company by the plan participant, otherwise they lapse. If such a person has not been named, the heir(s) named in the certificate of inheritance are entitled to the right. The right must be exercised jointly where there is more than one.
2.2.
Departure of a subsidiary from the group of entitled companies

EVENT	CLAIM	OPTION EXERCISE
Departure of a company from the group of entitled companies	Exercisable options and options not yet exercisable, lapse 60 months after the departure of the company from the group of entitled companies, however by the end of the term at the latest	Where exercisable, within 60 months after the departure of the company from the group of entitled companies, however no later than the end of the term.

Those companies are entitled whose management personnel and specialists have received Tranche 2002 option rights. A departure from the group of entitled companies is deemed to occur when and as soon as T-Online International AG loses its direct or indirect majority holding in the entitled company.

2.3
Departure of an Operation or Sub-Operation from the T-Online Group

  The regulations contained in 2.2 apply accordingly, if and as soon as employment with the force of law is transferred to a new owner of the business as a result of the departure of the operation or sub-operation, where the new owner of the business does not belong to the group of companies covered by the terms of 2.2. The above stipulation applies accordingly where the employment contract is not transferred over to a new owner of the business because the plan participant invokes some statutory right of objection to transfer of the employment contract, and there are no material grounds in existence for such an objection—except for avoidance of the applicability of these conditions.

2.4.
The following special conditions are applicable for members of company management (board members/managing directors) of subsidiaries—in addition to the above conditions. Where one of the events set out below coincides with one of the events set out in 2.1, the following regulations shall be applicable:

EVENT	CLAIM	OPTION EXERCISE
The respective supervisory body does not sign a further contract of employment with the plan participant	Exercisable and options not yet exercisable, lapse 60 months after the contract of employment ends, however by the end of the term at the latest	Where exercisable, within 60 months after termination of the contract of employment, however no later than end of the term

The respective supervisory body offers the plan participant a new contract of employment under poorer conditions; however the plan participant does not accept. In the assessment of the conditions, no account is taken of share options arising out of this share-option plan or out of any earlier or subsequent share-option plan in which the plan participant takes part.	Exercisable options and options not yet excisable lapse 60 months after termination of the contract of employment, however by the end of the term at the latest	Where exercisable, within 60 months after termination of the contract of employment, however no later than end of the term

EVENT	CLAIM	OPTION EXERCISE
The respective supervisory body offers the plan participant a new contract of employment under the same or better conditions; however the plan participant does not accept. In the assessment of the conditions, no account is taken of share options arising out of this share-option plan or out of any earlier or subsequent share-option plan in which the plan participant takes part.	Options not yet exercisable lapse on the date of termination of the contract of employment, however at the end of the term at the latest;
	Exercisable options lapse one month after the date of termination of the contract of employment	Where exercisable, by the expiry of a period of one month from the date of termination of the contract of employment, however no later than end of the term

Extraordinary termination by the plan participant or the Company. In the event of departure on the basis of this event, the legal consequences specifically applicable for this event shall be in force, even where some other event occurs at the same time.	Options not yet exercisable lapse on the last day of employment, however by the end of the term at the latest; Exercisable options lapse one month after the last day of employment	Where exercisable, by the expiry of a period of one month from the date of termination of the contract of employment, however no later than end of the term
Departure of a plan participant after 10 years of activity on the management board and/or as a managing director, or on reaching the age of 60.	Exercisable options and options not yet exercisable lapse 60 months after the departure of the plan participant, however by the end of the term at the latest	Where exercisable, within 60 months after the departure of the plan participant, however no later than end of the term

3.
Non-exercisable option rights are forfeited without indemnification or compensation where

a)
distraint is invoked by a creditor of the plan participant in respect of such option rights or rights arising out of such option rights, and any such distraint measure is not lifted within a period of three months;

b)
insolvency proceedings have been initiated in respect of the plan participant's assets, or such initiation has been refused due to the lack of any estate.

4.
The Company and the respective employer of the plan participant are entitled to inform the receiving office and the option agent (see § 6) in each instance (without quoting the reason) whether and as of when option rights may no longer be exercised by a plan participant.

5.
The Company reserves the right, within the context of the resolution of the Shareholders' Meeting in an individual case, or generally, to specify modifications to the above stipulations of this § 5 in favour of individual plan participants or plan participants in general. Such modifications come into effect on receipt of a corresponding declaration by the relevant plan participant or by means of notification in accordance with § 12 or subsequent to receipt or notification at the point in time specified in the declaration or notification. Modifications applied under the terms of this § 5 may be revoked in the form specified herein at any time, without indemnification or compensation.

§ 6

Exercise of Option Rights; Receiving Office and Option Agent; Delivery of Shares

1.
Exercise of option rights

  The option rights shall be exercised by submission of an irrevocable exercise notice to the AOP central office of the Company (ZAOP, hereinafter the "receiving office"). This office shall pass the exercise notice on to the Dresdner Bank AG, Frankfurt am Main or to a branch specified by the Dresdner Bank AG, Frankfurt am Main (the "option agent"). The Company shall make forms available to the plan participant for the exercise of option rights (the "exercise notice") in good time. By submitting the exercise notice, the plan participant irrevocably requests and authorises the option agent, in its own name, but for account of the plan participant, to submit to the Company the declarations required under German law to exercise the option rights. The exercise notice is not submitted effectively unless it is received, completely filled out and signed, by the agent stated in the exercise notice at the latest within the window for receipt of the exercise notice stated in paragraph (2) without any unstipulated deletions or additions.

  The exercise notice must be submitted in the form indicated by the Company when it hands over the form for the exercise notice. Any other form of submission of the exercise notice shall result in the declaration being rendered null and void, unless specifically permitted by the notification provided in accordance with § 12.

2.
Window for receipt of the exercise notice

  Exercise notices are only effective, if they are submitted, between 6.00 a.m. and 6.00 p.m. Central European Time (CET), on a working day (excluding Saturday) which is not a statutory holiday in federal states of North Rhine-Westphalia or Rhineland Palatinate, to the receiving office for passing on to the option agent. Exercise notices received by the option agent outside the window for receipt of the exercise notice are invalid. In this case, a new exercise notice must be submitted for the option exercise to be effective. Restrictions on the exercise of option rights due to the above provisions shall be announced officially in accordance with § 12.

3.
Payment of the exercise price, taxes and levies

  The exercise price to be paid by a plan participant when an option is exercised shall be charged to the account set up with Dresdner Bank AG (Frankfurt am Main or Bonn Branch). The plan participant shall be responsible for ensuring there is adequate cover on the account. This shall not apply where the Company has declared that a cash settlement will be made, in accordance with § 3, upon exercise of option rights. The exercise notice may make provision for the payment of taxes and levies (§ 9), for a payment on account which may be debited to the above-mentioned account, or a direct debit authority in favour of TOI or the relevant employer. Details are defined in the exercise notice. The direct debit authority is to be completed and signed by the plan participant. The exercise notice is invalid as a whole in the absence of a duly completed direct debit authority or cover on the account (and for the payment on account, where relevant).

4.
Irrevocability of exercise

  The exercise of option rights is irrevocable and may not be made subject to any conditions whatsoever. On submission of the exercise notice, at the latest, the plan participant acknowledges these option conditions along with the notifications which have been provided in accordance with § 12 up to the time of exercise, as being binding on him.

5.
Change of option agent

  The Company is entitled, at any time and on repeated occasions, to replace the option agent with a different credit institute. This replacement requires notification in accordance with § 12 and comes into effect at the point in time indicated on the notification.

6.
Delivery of shares

  The plan participant acknowledges and declares himself to be in agreement that the shares can be booked into his securities account no earlier than two banking days from prompt receipt of the exercise notice on the premises of the receiving office. Banking days in accordance with this regulation are days on which commercial banks in both the federal states of North Rhine-Westphalia and Hesse are open for regular business.

7.
Number of shares to be bought for each exercise notice; forfeiture of residual holding

  Only one exercise notice may be submitted in any given window for receipt of the exercise notice. For each exercise notice, in each case a minimum of 100 option rights must be exercised, even if the Company has stipulated application of cash settlement. If, subsequent to submission of an exercise notice, a residual holding of under 100 option rights should be left outstanding, then these option rights may be exercised in the last exercise notice only, otherwise they shall be forfeited, without indemnification or compensation.

§ 7

Non-transfer or Negotiability of Option Rights

Option rights may not be sold by legal transaction, transferred, pledged or otherwise negotiated for commercial purposes. On death of the holder, transfer of the option rights shall take place only as stipulated in § 5. The conclusion of any counter transactions which amount to negotiation in commercial terms shall result in the option rights being forfeited, to the extent that the conclusion of such countertransactions takes place prior to expiry of the relevant qualifying period. In the relevant exercise notice, the plan participant must provide an assurance that no such transactions have been concluded.

§ 8

Adjustments in Relation to Capital Measures/Prevention of Stock Dilution

If there is any change in the figure representing the Company's basic capital and/or number of shares, then debentures carrying conversion and/or subscription rights in respect of new shares shall be issued, or if any break-up (under the terms of the legislation on corporate transformations) directly affecting the Company, with the exception of the hiving off of a unit, should be carried out, then the exercise price shall be adjusted so that the relationship between the modified exercise price and the stock-exchange value of the T-Online Share subsequent to the measure resulting in the modification corresponds to the relationship between the exercise price and the last stock- exchange value immediately prior to the measure resulting in the modification. If this measure is applied without involving any movement of assets between the Company and its shareholders or third parties (e.g. by means of consolidating shares, splitting shares or an increase of capital from the Company's financial resources with the issue of fresh shares), the stock-exchange value of the T-Online Share immediately prior to the measure giving rise to the modification shall be arithmetically calculated by the standard methods. In any case, § 9 Section 1 of the AktG corporate legislation shall remain in force, unaffected.

In addition to the adjustment of the exercise price, where relevant as a restriction applied to the above basic principle, the following regulations apply:

Where the contingent capital as recognised under law in accordance with § 218 AktG is increased, and fresh shares within the context of a measure aimed at increasing capital from the Company's own financial resources are issued, for option rights already issued the number of shares—limited to the next-lowest number of shares—in respect of which an option rights exists, is increased in the corresponding ratio in addition to the adjustment of the exercise price, as stipulated in the above regulations. In respect of as yet un-issued option rights, no adjustment of the exercise price takes place and the original ratio of option rights to shares is retained, however the number of option rights which may be issued on the basis of this authorisation is increased to the corresponding ratio. Where a capital increase is undertaken from the Company's own financial resources without the issue of fresh shares, no adjustment shall take place, with the exception of the increase in contingent capital required by law (§ 218 AktG).

Where, as a result of a reduction in the number of shares, there is an increase in the proportional amount of the Company's basic capital attributed to the individual T-Online Share, in addition to an adjustment of the exercise price there is a reduction to the same ratio in the number of shares—limited to the next-lowest number of shares—to which a plan participant may subscribe on the basis of the option rights already issued.

Where the adjustment of the exercise price applied on the basis of this provision for the prevention of stock dilution is insufficient to maintain the intrinsic value of the option rights already issued, the Management Board and—where the members of the Management Board are affected, exclusively the Supervisory Board—is empowered to resolve that the number of those shares should be increased which—limited to the next-lowest number of shares—may be subscribed on the basis of the option rights already issued. The total volume of the contingency capital and the breakdown of this total volume into individual groups of plan participants remains unaffected.

No fractions of shares shall be delivered.

No adjustment shall be applied:

a)
in the event of an issue of shares from contingency capital,

b)
in the case of capital increases or the issue of debentures with conversion and/or option rights in respect of fresh shares to the exclusion of the statutory right to subscription of all shareholders, unless it is simply the subscription of fractional amounts which is being excluded,

c)
if the plan participants are offered contractual option rights and/or debentures with conversion and/or option rights in respect of fresh shares, which place the plan participants in the same situation as they would have occupied if, prior to the corresponding measure, they had already fully exercised their option rights, or

d)
if the adjustment of a value of 1% of the intrinsic value of the option rights prior to the measure giving rise to the adjustment has not been exceeded.

Finally, no adjustment shall take place where this would entail the Share Options Plan 2001 losing the character of a fixed plan as designated in accordance with US-GAAP.

§ 9

Taxes, Levies and other Charges

1.
Any taxes, levies or other charges payable by the plan participant in conjunction with the issue of option rights, the exercise of option rights, the delivery of T-Online shares, or the payment of the cash settlement shall be paid by the plan participant.

2.
Income taxes together with other taxes and levies, including any social security contributions, are payable on the non-cash benefit received by a plan participant subject to tax in Germany, in accordance with the legal provisions applicable at the relevant time. The Company or the subordinate affiliated company with which the plan participant has an employment relationship is entitled and obligated in accordance with § 6 (3) to deduct these taxes and levies from the salary (or the cash settlement in accordance with § 3), or, in the event of this not sufficing, to request a direct payment from the plan participant (such as by direct debit authorisation in accordance with § 6 (3)) or to submit a tracer note to the tax office responsible, a copy of which is received by the plan participant.

3.
If the plan participant is not subject to tax in Germany, the above provisions shall apply in accordance with the applicable foreign law. The plan participant may as necessary receive a certificate from the Company or subordinate affiliated company regarding the non-cash benefit received.

§ 10

Restrictions on Liability

The Company, its legal representatives, employees and agents, and the option agent, its legal representatives, employees and agents shall not be liable for slight negligence, for consequential damage, or for loss of earnings.

§ 11

Price Risks, Tax Risks

1.
The Company makes no guarantee whatsoever for the general development of the market or the development of the T-Online Share price before or after option rights are issued or option rights are exercised, or for any other time or period. In particular, there is hence no guarantee that plan participants, who exercise option rights, will obtain an economic benefit or some such benefit to a specified amount or will be in a position to sell at a profit the T-Online Shares acquired. Hence option rights are accepted and exercised solely a the risk of the respective plan participant.

2.
The Company provides no guarantee that taxes and levies shall be incurred on the issue of option rights, on their first becoming exercisable or only in respect of the differential between the exercise price and the current stock-exchange price on exercise of the option rights or on delivery of the T-Online Shares, on any profit actually realised by means of (immediate) sale or on any other specific amount. The plan participants are recommended to obtain tax advice, including with regard to their personal tax affairs.

  The costs associated with any such tax advice shall be borne by the plan participant.

§ 12

Official Announcements

All official announcements required by these option terms and conditions, especially official announcements to be made by the Company in accordance with § 1 (3), shall be made electronically. Before exercising option rights, the plan participants are obliged to ascertain whether any official announcements have been made.

§ 13

Certification

1.
The Company alone shall decide on certification. The plan participant has no right to certification of his option rights.

2.
The cost of any certification will be borne by the Company.

§ 14

Voluntary Performance

The granting of option rights takes the form of a voluntary performance by the Company or by subordinate associated companies, in favour of the plan participant. Likewise, in the event of repeated granting of option rights (even with no reserved right of voluntary status), no claims of any kind shall arise to any repeated granting of option rights or similar or equivalent performances.

§ 15

Costs

Unless otherwise expressly arising on the basis of these option terms and conditions, all costs entailed in option rights, the exercise of option rights and the subscription of shares on the basis of the exercise of option rights shall be borne by the Company. This applies similarly for the costs associated with account management. All further costs associated with the holding or sale of shares shall be borne by the plan participant.

§ 16

Applicable Law, Place of Performance, Jurisdiction and Venue

1.
Form and content of the option rights and the option terms and conditions, as well as rights and obligations of the plan participants or the Company arising therefrom, shall be governed in every respect by, and must be construed in accordance with, the laws of the Federal Republic of Germany, to the exclusion of the provisions of private international law.

2.
Place of performance hereunder shall be Darmstadt; in case of any legal dispute arising from, or in conjunction with, the option rights, the courts of Darmstadt shall have non-exclusive venue and jurisdiction.

§ 17

Miscellaneous

1.
The plan participants are obliged to comply with the applicable legal provisions, specifically regarding the prohibition of insider dealing, and any insider-dealing regulations set forth by the Company, at any time when exercising their rights arising from the option rights and selling T-Online Shares.

2.
All payments shall be made in euros.

3.
In the event of one of the provisions in these option terms and conditions being, or becoming, ineffective or impracticable, (e.g. by any change in standard practice on the stock-exchange), the effectiveness or practicability of the remaining provisions remains unaffected thereby. Any gaps arising from the ineffectiveness or impracticability of a provision, and any other lacunae herein, will be closed appropriately by means of a supplementary interpretation of the contract taking into account the interests of plan participants (as a group) in accordance with the resolution of the Shareholders' Meeting on contingent capital adopted on 30 May 2001 (the "Shareholders' Meeting resolution"). This also applies where the measure of performance or time (term, periods, dates) is affected. In such instances, a legally permissible measure of performance or time (term, periods, dates) as close to the intended measure as possible arises in the place of the measure agreed at first, likewise taking account of the Shareholders' Meeting resolution. Provisions not in accord with the regular Shareholders' Meeting, are deemed not practicable within the meaning of these arrangements.

4.
Headings are provided solely for the purpose of orientation and may not be used for interpretation. The original German text shall be binding in the event of deviations between the English version of these option terms and conditions (even if this has also been prepared by the Company), and the original German text, or should the translation give rise to any problems of interpretation.

5.
Any changes and additions to these option terms and conditions must be applied in written form, unless these should be undertaken in the forms set out in § 12. The same applies likewise for any changes to this clause stipulating the written form.

Annex 6

T-Online International AG
Option terms and conditions for the 2000 tranche
1st amendment resolved on March 8, 2002

        T-Online International AG

Stock Option Plan

Option Terms and Conditions
Tranche 2000

for the Board of Management of T-Online International AG

        On March 17, 2000, the ordinary Shareholders' Meeting of T-Online International AG, Darmstadt, (the "Company") adopted a resolution authorizing the raising of contingent capital for the issue of option rights to members of T-Online International AG's Board of Management, to management personnel at levels below the Board of Management of T-Online International AG, to Internet and network specialists of T-Online AG, and to other management personnel of Group companies inside and outside Germany.

        Based on this resolution, the members of the Board of Management will be granted option rights for new, registered T-Online shares ("T-Online shares") in the Company ("option rights" or "options") in a first tranche ("Tranche 2000"). The following option terms and conditions shall apply to the option rights under Tranche 2000.

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§ 1

Content of the Option Rights; Company Options;

Form/Structuring of the T-Online Shares

1.
Each individual option right entitles the plan participant to acquire one T-Online share in accordance with these option terms and conditions, provided the Company does not exercise its option rights in accordance with paragraph (2) or (3).

2.
The Company is entitled to stipulate, at its own discretion, that (where appropriate due to appropriate exercise notices submitted by the plan participants), instead of issuing one T-Online share for each option right exercised at the exercise price (§ 2), one T-Online share will be issued for a specified number of option rights exercised at the minimum price, in accordance with § 3. Moreover, the Company is entitled to stipulate, at its own discretion, that a cash settlement is to be paid instead of issuing a T-Online share for each option right exercised at the exercise price, in accordance with § 4 hereof. A stipulation pursuant to paragraph (2) can be made, changed, or revoked at any time, even during the exercise window § 5 (2). Stipulations regarding the exercise of the Company option may be effected or withdrawn for all options, for a specific part, or a specific number. The exercise of the Company option for cash settlement shall apply uniformly to all options exercised at a specific point in time. Stipulations regarding the exercise of the Company option and its withdrawal shall be officially announced to the plan participants in accordance with § 4 hereinbelow. Such stipulations take effect two weeks after the official announcement, provided no other time for taking effect is stated in the stipulation. The official announcement shall include an item stating when the stipulation is to take effect.4. With regard to entitlements to dividend payments and all other shareholder rights, T-Online shares issued by the Company after the exercise of option rights are identical to the registered shares of T -Online International AG listed under securities identification number 555770.

§ 2

Share issue at exercise price

(Traditional exercise of options)

1.
Apart from the Company exercising its option rights in accordance with § 1, the plan participant is entitled to acquire one T-Online share at the exercise price defined in paragraph (2) for each option under the provisions of these option terms and conditions.

2.
The exercise price ("exercise price") per T-Online share corresponds to the arithmetic average of the closing prices of the T-Online share in XETRA trading through Deutsche Börse AG on the last 30 consecutive trading days before the day on which the options were granted, i.e. EUR 37.65. The options are granted on July 6, 2000.

§ 3

Share issue at minimum price

(Innovative exercise of options)

1.
The following arrangements are applicable if the Company has stipulated in accordance with § 1 (2), that one T-Online share each will be issued at the minimum price against the exercise of a specified number of option rights, or if the Company has stipulated in accordance with § 1 (2), that, on the basis of an appropriate exercise notice submitted by the plan participant, instead of the shares being issued at the exercise price (§ 2), one T-Online share each is to be issued at the

3

  minimum price against the exercise of a specified number of option rights, and the plan participant has submitted an appropriate exercise notice.

2.
The minimum price to be paid on the exercise of the options shall correspond to the portion of the share capital that is ascribed to one T-Online share at the time of the relevant exercise (lowest issue amount within the meaning of § 9 (1) of the German Stock Corporation Act [AktG] at the time that the options were granted, EUR 1.00).

3.
The number of options to be exercised to acquire one T-Online share (the "exchange ratio") shall be calculated using the following formula:

K - M
A	=
K - X

  Where:

    A
    Number of options to be exercised to acquire one T-Online share

    X
    Exercise price within the meaning of §2 (2)

    K
    Price (as defined below)

    M
    Minimum price within the meaning of §3 (2)

4.
The price is deemed to be the bottom price in XETRA trading of Deutsche Börse AG published by Deutsche Börse AG under http://www.xetra.de/INTERNET/XETRA/index.htm on the day on which the respective window for receipt of the exercise notice begins, in accordance with § 8 (2). The value to be calculated for A shall be rounded off to three places after the decimal point. The exercise of fractions of options is possible. Fractions of options shall be retained for safekeeping (to three decimal places) in the securities accounts maintained by the bank instructed to administer the Stock Option Plan. The fractions shall lapse without compensation and be automatically retired if a plan participant has a residual stock of less than one option.

§ 4

Cash Settlement

1.
If the Company has stipulated in accordance with § 1 (2) that a cash settlement is to be paid by the Company instead of issuing T-Online shares, the amount of the cash payment for each option right exercised in a given window for receipt of the exercise notice (§ 8 (2)) shall correspond to the difference between the price defined in § 3 (4), relating to the above-mentioned window for receipt of the exercise notice, and the exercise price defined in § 2 (2). The plan participant is no longer obliged to pay the exercise price.

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2.
The cash settlement shall be payable within four weeks of exercise of the option rights and is credited to the plan participant in an account to be stated in the exercise notice after deduction of taxes and other levies (cf. § 10).

§ 5

Qualifying Periods; Term; Restrictions on Exercise;

Lapse of Options upon Expiry of the Term without Compensation

1.
The option rights may not be exercised before the end of the qualifying period. The qualifying period shall end at the end of the day on July 6, 2002. Exercise of the options is permissible—subject to other restrictions in these option terms and conditions—for the first time when the window for receipt of the exercise notice pursuant to § 8 (2) begins on July 7, 2002.

2.
In accordance with § 8 (2), the term of the option rights terminates upon expiry of the window for receipt of the exercise notice ending on July 7, 2005, 9 a.m. Central European Time (CET). The period between the end of the qualifying period and the end of the term is referred to as the "exercise window" below.

3.
Option rights may only be exercised within the exercise window, but not during the immobilization periods. The following periods are considered immobilization periods:

a)
The period between the tenth day before the day on which the Board of Management announces its proposal for appropriation of net income available for distribution and the day dividend payment falls due (dividend record date) after the regular Shareholders' Meeting (inclusive), unless otherwise specified by the Company;

b)
The period between the day on which the Company publishes an offer to its shareholders for the acquisition of new T-Online shares or bonds with warrants or option rights in an authorized journal for mandatory stock market announcements or in the Federal Gazette and the day on which the eligible T-Online shares of the Company are first officially listed on the Frankfurt stock exchange "ex rights" (including these days in each case);

c)
The period during the preparation and execution of capital measures, which is to be announced by the Company in accordance with § 14 in each individual instance.

  The restrictions to paragraph (3) are not applicable within a period for which the Company has determined a cash settlement in accordance with § 1 (2), and § 4.

4.
The Company shall inform the plan participants about the periods during which an exercise of the options is not permitted, in accordance with § 14.

5.
All non-exercised options shall lapse without compensation upon expiry of the term in accordance with paragraph (2), irrespective of whether they were ever exercisable within the provisions of these option terms and conditions. A lapse before expiry of the term due to other provisions in these option terms and conditions remains unaffected.

§ 6

Performance Targets

1.
The options may only be exercised when and if both the absolute and the relative performance target were each exceeded at least once in the period from July 7, 2002, to midnight on July 6, 2005. The options may be exercised by the plan participants up to the end of the term once both

5

  performance targets have been exceeded. The two performance targets do not have to be exceeded on the same day nor on the day the option is exercised.

2.
The absolute performance target is deemed achieved when the moving thirty-day average closing price of the T-Online share in XETRA trading of Deutsche Börse AG (or successor system) has risen more than 40% over the exercise price. The above-mentioned moving average price shall be measured for the first time for the period of 30 trading days ending on July 7, 2002. A trading day is every day on which XETRA trading takes place.

3.
The relative performance target is deemed achieved when the moving 30-day average closing price of the T-Online share in XETRA Trading of Deutsche Börse AG (or in a successor system)—measured for the first time for the period of 30 consecutive trading days that ends on July 7, 2002, and adjusted for dividend payments, option rights, and other special rights (total shareholder return approach)—compared with the 30-day average closing price of the T-Online share immediately prior to the granting of the options has risen by more than 20% over the 30-day average of the Dow Jones Euro Stoxx Telecom (the "Index")—measured for the first time for the period of 30 consecutive trading days that ends on July 7, 2002—as compared with the 30-day average price of the Index immediately prior to the granting of the options. Start and end of the thirty trading days relating to the index correspond to the start and end of the respective thirty-day period relating to the T-Online share, irrespective of which days the shares were traded in the index.

  Achievement of the relative performance target is determined using the following formula:

  T-Online share G30 = moving 30-day average of the T-Online share using based on "total shareholder return" approach

  T-Online share H30 = 30-day average of the T-Online share prior to granting of options

  Euro STOXX Telekom G30 = moving 30-day average of the EURO STOXX Telekom Index

  Euro STOXX Telekom H30 = 30-day average of the EURO STOXX Telekom Index prior to granting of options

§ 7

Personal Exercise Requirements; Departure of Companies from the T-Online AG Group

1.
If a plan participant's employment with T-Online International AG or a subordinate affiliated company ends, or if a company departs from the T-Online Group, the following provisions shall apply with regard to the options, except for the special conditions set forth in the subsequent stipulations: options which have become exercisable in accordance with the provisions of these option terms and conditions by the time of departure must be exercised by the time of departure. The options shall lapse without compensation and be retired if no exercise notice has been received by the receiving office prior to expiry of the window for receipt of the exercise notice beginning on the last day of employment, in accordance with § 8 (2). Options that did not become exercisable by the time of departure shall likewise lapse without compensation and be retired. A move from one company in the T-Online Group, whose management personnel have received

6

  Tranche 2000 options, to another company in the T-Online Group, or in the Deutsche Telekom AG Group, whose management personnel have received Tranche 2000 options, leaves the options held unchanged. The same is true for a move at the initiative of, or in agreement with, the present employer to a company in the T-Online Group or in the Deutsche Telekom AG Group whose management personnel have not received Tranche 2000 options, unless otherwise specified at the time of the move.

2.
Divergent from the basic provision set forth in paragraph (1), the following special provisions shall be applicable for the events listed below:

2.1.
Departure of a plan participant

EVENT	CLAIM	OPTION EXERCISE
The Supervisory Board does not conclude a further contract of employment with the member of the Board of Management	Plan continues to run. Exercisable, but non-exercised options, and options not yet exercisable, lapse 36 months after the employment contract ends	Where exercisable, within 36 months after termination of the contract of employment,
The Supervisory Board offers the member of the Board of Management a new contract of employment under poorer conditions; however, the plan participant does not accept.	Plan continues to run. Exercisable, but non-exercised options, and options not yet exercisable, lapse 36 months after the employment contract ends	Where exercisable, within 36 months after termination of the contract of employment,
The Supervisory Board offers the member of the Board of Management a new contract of employment under the same or better conditions; however, the plan participant does not accept.	Exercisable, but non-exercised options, and options not yet exercisable, lapse on the day on which the employment relationship ends	Where exercisable, up to the last day of employment
Termination without notice for good cause on the part of the member of the Board of Management or the Company	Exercisable, but non-exercised options, and options not yet exercisable, lapse on the day on which the employment relationship ends	Where exercisable, up to the last day of employment
Retirement	Plan continues to run. Exercisable, but non-exercised options, and options not yet exercisable, lapse within 36 months of retirement	Where exercisable, within 36 months of retirement

7

Disability/invalidity	Plan continues to run. Exercisable, but non-exercised options, and options not yet exercisable, lapse 36 months after disability/invalidity	Where exercisable, within 36 months after disability/invalidity,
Death	Plan continues to run. Exercisable, but non-exercised options, and options not yet exercisable, lapse at the end of the term, however 36 months after the death of the plan participant at the latest
Where exercisable, within 36 months of death, by a person named to T-Online AG by the plan participant, otherwise they lapse If such a person has not been named, the heir(s) named in the certificate of inheritance are entitled to the right. The right must be exercised jointly where there is more than one
2.2.
Departure of a subsidiary from the group of entitled companies

EVENT	CLAIM	EXERCISE OF THE OPTION
Departure of a company from the group of entitled companies	Plan continues to run.

	Exercisable, but non-exercised options, and options not yet exercisable, lapse within 36 months of the company(1)s departure from the group of entitled companies, however by the end of the option term at the latest	Where exercisable, within 36 months of the company(1)s departure from the group of entitled companies

Those companies are entitled whose management personnel have received Tranche 2000 options. A departure from the group of entitled companies is deemed to occur when and as soon as T-Online International AG loses its direct or indirect majority holding in the entitled company.

2.3.
Departure of a managing director from a subsidiary

  The special conditions set forth under 2.1. and 2.2. are applicable.

3.
The Company and the respective employer of the plan participant are entitled to inform the receiving office and the option agent in each instance (without quoting the reason) whether and as of when options may no longer be exercised by a plan participant.

8

§ 8

Exercise of option rights

1.
Exercise of option rights

  The option rights shall be exercised by sending an irrevocable exercise notice to the office attending to the members of TOI's Board of Management in terms of personnel matters and contracts (the "receiving office"). This office shall pass the exercise notice on to the Dresdner Bank AG, Frankfurt am Main or to a branch specified by the Dresdner Bank AG, Frankfurt am Main (the "option agent"). The Company shall make forms available to the plan participants for the exercise of option rights (the "exercise notice") in good time. By submitting the exercise notice, the plan participant irrevocably requests and authorizes the option agent, in its own name, but for account of the plan participant, to submit to the Company the declarations required under German Stock Corporation law to exercise the option rights. The exercise notice is not submitted effectively unless it is received, completely filled out and signed, by the agent stated in the exercise notice at the latest by the close of the window for receipt of the exercise notice as stated in paragraph (2) without any unstipulated deletions or additions. The exercise notice shall be submitted in the format stipulated by the Company at the time it provides the exercise notice form. The exercise notice shall be invalid if it is submitted in a different format, unless this has been approved by official announcement in accordance with § 14.

2.
Window for receipt of the exercise notice

  Exercise notices are only effective if they are received by the receiving office for forwarding to the option agent between the time on a trading day when XETRA trading officially ends and 9 a.m. Central European Time (CET) on the following working day, excluding Saturdays ("window for receipt of the exercise notice"). A trading day is every day on which XETRA trading takes place. The time of announcement of the exchange ratio (as defined in § 3, No. 3) in accordance with § 14 takes the place of the time at which XETRA trading officially ends when shares are issued at the minimum price (innovative exercise) in accordance with § 3. Exercise notices received by the option agent outside the window for receipt of the exercise notice are invalid. In this event, a new exercise notice must be submitted for the exercise of the option to be effective. This shall not apply where option rights are exercised within a period of time for which the Company has stipulated a cash settlement in accordance with § 4 (1), instead of the issue of shares. Restrictions on the exercise of options due to the above provisions shall be announced officially in accordance with § 14.

3.
Payment of the exercise or minimum price, taxes and levies

  The exercise or minimum price to be paid by a plan participant when an option is exercised shall be charged to the account set up with Dresdner Bank AG. The plan participant shall be responsible for ensuring there is adequate cover in the account. This shall not apply where the Company has declared that a cash settlement will be made, in accordance with § 4 (2), upon exercise of option rights. The exercise notice may include a collection authority in favor of the Company for the payment of taxes and levies (§ 10). Details are defined in the exercise notice. The direct debit authority is to be completed and signed by the plan participant. The exercise notice is invalid as a whole in the absence of a duly completed direct debit authority.

4.
Irrevocability of exercise

  The exercise of option rights is irrevocable and may not be made subject to any conditions whatsoever. On submission of the exercise notice, at the latest, the plan participant acknowledges these option conditions along with the notifications which have been provided in accordance with § 14 up to the time of exercise, as being binding on him.

9

5.
Change of option agent

  The Company is entitled, at any time and on repeated occasions, to replace the option agent with a different credit institute. Replacement requires an official announcement in accordance with § 14 and becomes effective at the time stated in the announcement.

6.
Delivery of shares

  The plan participant acknowledges and declares himself to be in agreement that the shares can be booked into his securities account no earlier than two banking days from prompt receipt of the exercise notice on the premises of the receiving office. Banking days in accordance with this regulation are days on which commercial banks in both the regional states of North-Rhine/Westphalia and Hesse are open for regular business.

7.
Number of shares to be bought for each exercise notice; lapse of residual stock Only one exercise notice may be submitted in any given window for receipt of the exercise notice (cf. § 8 (2)). At least 100 option rights must be exercised for each exercise notice, even if the Company has declared a cash settlement (§ 4). If, subsequent to submission of an exercise notice, a residual holding of under 100 option rights should be left outstanding, then these option rights may be exercised in the last exercise notice only; otherwise they shall be forfeited without indemnification or compensation.

§ 9

Non-transferability of Option Rights

  Option rights may not be transferred in a legal transaction and may not be pledged as security. However, in the event of inheritance, option rights shall pass to the heir(s), and may be exercised in accordance with the provisions of these option terms and conditions.

§ 10

Taxes, Levies and Other Charges

1.
Any taxes, levies or other charges payable by the plan participant in conjunction with the issue of options, the exercise of option rights, the delivery of T-Online shares, or the payment of the cash settlement shall be paid by the plan participant.

2.
Income taxes together with other taxes and levies, including any social security contributions, are payable on the non-cash benefit received by a plan participant subject to tax in Germany, in accordance with the legal provisions applicable at the relevant time. The Company or subordinate affiliated company with which the employment relationship exists shall be entitled or obliged to withhold these taxes and levies from the wage and salary payments (or the cash settlement pursuant to § 4) as specified under § 8 (3) or, in the event that this amount is not sufficient for settlement, to require direct payment by the plan participant (if applicable, through a direct debit authorization pursuant to § 8 (3)) or to submit an information return to the responsible tax authorities; in the latter case, the plan participant shall be given a copy of the information return.

3.
If the plan participant is not subject to tax in Germany, the above provisions shall be applicable concordant with the provisions of the applicable foreign tax law. Where appropriate, the plan participant shall receive a certificate from the Company or subordinate affiliated company regarding the non-cash benefit received.

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§ 11

Adjustments due to Changes in Capital Stock

1.
If, during the term of the option rights, there are changes to the Company's capital stock or restructuring measures which have a direct impact on the Company's equity capital (e.g. stock splits), the exercise price and/or the number of T-Online shares that can be acquired for each option right shall be adjusted such that the total value of the option rights to which a plan participant is entitled after the measure concerned has been executed essentially corresponds to the total value of the option rights to which the same plan participant is entitled immediately before the measure concerned was executed. Where appropriate, option rights issued as a result of the measure shall be taken into account when calculating the total value.

2.
An adjustment shall not be made by the Company where not legally permissible or that has already taken place by act of law, or where the changes or restructuring measures do not materially affect the total value of the option rights.

§ 12

Restrictions on Liability

  The Company, its legal representatives, employees and agents, the receiving office, and the option agent, its legal representatives, employees and agents shall not be liable for slight negligence, for consequential damage, or for loss of earnings.

§ 13

Price Risks, Tax Risks

1.
The Company makes no guarantee whatsoever for the general development of the market or the development of the T-Online share price after option rights are issued or option rights are exercised, or for any other time or period. In particular, there is hence no guarantee that plan participants will be able to exercise the option rights or plan participants who exercise option rights will obtain an economic benefit to the amount of the difference between strike or minimum price and current market price, or will be in a position to sell at a profit the T-Online shares acquired. Hence option rights are accepted and exercised solely at the risk of the respective plan participant.

2.
The Company makes no guarantee whatsoever that taxes and levies to be retained in accordance with § 10 or taxes and levies otherwise to be paid by the plan participant will be payable only on the difference between the strike or minimum price and the current market price upon exercise of the options or upon delivery of the T-Online shares, on any actual profit realized from (immediate) sale, or on any other specific amount. It is recommended that the plan participants obtain tax advice, including with regard to their personal tax affairs.

§ 14

Official Announcements

  After July 6, 2000, the Company shall make an announcement without delay (on the same trading day in each case) as soon as the relative and the absolute performance targets have been achieved. For the issue of shares at the minimum price (§3), the Company shall also announce, at the conclusion of XETRA trading in each case, the price applicable for this day (as defined in §3) and the number of option rights required for exercise at the minimum price (exchange ratio). These and all announcements required under these option terms and conditions, including but not limited to announcements by the Company pursuant to § 1 (3), shall be made available by way of written

11

  announcement to every individual holder of the option rights or by way of the intranet, or under the Internet and intranet addresses made known to the plan participants with this § 14, or by other electronic means. Before exercising option rights, the plan participants are obliged to ascertain whether any official announcements have been made.

§ 15

Applicable Law, Place of Performance, Jurisdiction and Venue

1.
Form and content of the option rights and the option terms and conditions, as well as all rights and obligations of the plan participants or the Company arising therefrom, shall be governed by, and must be construed in accordance with, the laws of the Federal Republic of Germany, to the exclusion of the provisions of private international law. The provisions of § 10 (3) shall remain unaffected.

2.
Place of performance hereunder shall be Darmstadt; in case of any legal dispute arising from, or in conjunction with, the option rights, the courts of Darmstadt shall have non-exclusive venue and jurisdiction.

§ 16

Certification

1.
The options are not certified at this stage.

2.
The plan participant agrees, and declares its agreement to the Company, to hereby grant the option agent an irrevocable power of attorney to make and receive all declarations which, in the opinion of the option agent, are necessary or expedient to certify the options and revoke any certifications. The certification may take the form of individual or global certificates, including together with option rights of other plan participants. The certificates may be bearer or registered certificates. The plan participant hereby instructs the option agent on his or her behalf to retain in safekeeping, or have retained in safekeeping, deeds or instruments evidencing the option rights granted to the plan participant.

3.
The cost of any certification will be borne by the Company.

4.
The plan participants have no rights to individual certification of the options or to certification of several or all options of a plan participant in a single certificate. The safekeeping of deeds or instruments evidencing the options of the plan participants, by another agent than the option agent, is only permitted with the approval of the option agent.

§ 17

Miscellaneous

1.
The plan participants are obliged to comply with the applicable legal provisions, specifically regarding the prohibition of insider dealing, and any insider-dealing regulations set forth by the Company, at all times when exercising their rights arising from the option rights and selling T-Online shares.

2.
The Company has the right to make appropriate modifications should there be changes to stock exchange practices during the period of the option rights, such as the replacement of XETRA by a successor system, that make the execution of these option terms and conditions or individual provisions therein substantially more difficult or impossible, or in the event of T-Online shares no longer being traded on the Frankfurt stock exchange.

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3.
In the event of one of the provisions in these option terms and conditions being, or becoming, ineffective or impracticable, the effectiveness or practicability of the remaining provisions remains unaffected thereby. Any gaps arising from the ineffectiveness or impracticability of a provision, and any other lacunae herein, will be closed appropriately by means of a supplementary interpretation of the contract taking into account the interests of the parties involved. This shall also apply insofar as the scope of a service or timeline (deadlines, dates) is affected. In such instances, a legally permissible measure of performance or time (term, periods, dates) as close to the intended measure as possible arises in the place of the measure agreed at first. Provisions not in accord with the resolution regarding contingent capital adopted at the regular Shareholders' Meeting on March 17, 2000, are deemed not practicable within the meaning of these arrangements.

4.
Headings shall only serve as points of reference and shall not be used for interpretation. The original German text shall be binding in the event of deviations between an English version of these option terms and conditions and the original German text, or should the translation give rise to any problems of interpretation.

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        Annex 7

T-Online International AG
Option terms and conditions for the 2002 tranche

T-Online International AG

Stock Option Plan

Option Terms and Conditions

Tranche 2000

for management personnel and specialists of T-Online International AG

        On March 17, 2000, the ordinary Shareholders' Meeting of T-Online International AG, Darmstadt, (the "Company") adopted a resolution authorizing the raising of contingent capital for the issue of option rights to members of T-Online International AG's Board of Management, to management personnel at levels below the Board of Management of T-Online International AG, to Internet and network specialists of T-Online AG, and to other management personnel of Group companies inside and outside Germany.

        Based on this resolution, management personnel at levels below the Board of Management of T-Online International AG and Internet and network specialists of T-Online International AG will be granted option rights for new, registered T-Online shares ("T-Online shares") in the Company ("option rights" or "options") in a first tranche ("Tranche 2000"). The following option terms and conditions shall apply to the option rights under Tranche 2000.

2

§ 1

Content of the Option Rights; Company Options;

Form/Structuring of the T-Online Shares

1.
Each individual option right entitles the plan participant to acquire one T-Online share in accordance with these option terms and conditions, provided the Company does not exercise its option rights in accordance with paragraph (2) or (3).

2.
The Company is entitled to stipulate, at its own discretion, that (where appropriate due to appropriate exercise notices submitted by the plan participants), instead of issuing one T-Online share for each option right exercised at the exercise price (§ 2), one T-Online share will be issued for a specified number of option rights exercised at the minimum price, in accordance with § 3. Moreover, the Company is entitled to stipulate, at its own discretion, that a cash settlement is to be paid instead of issuing a T-Online share for each option right exercised at the exercise price, in accordance with § 4 hereof.

3.
A stipulation pursuant to paragraph (2) can be made, changed, or revoked at any time, even during the exercise window (§ 5 (2)). Stipulations regarding the exercise of the Company option may be effected or withdrawn for all options, for a specific part, or a specific number. The exercise of the Company option for cash settlement shall apply uniformly to all options exercised at a specific point in time. Stipulations regarding the exercise of the Company option and its withdrawal shall be officially announced to the plan participants in accordance with § 14 hereinbelow. Such stipulations take effect two weeks after the official announcement, provided no other time for taking effect is stated in the stipulation. The official announcement shall include an item stating when the stipulation is to take effect.

4.
With regard to entitlements to dividend payments and all other shareholder rights, T-Online shares issued by the Company after the exercise of option rights are identical to the registered shares of T -Online International AG listed under securities identification number 555770.

§ 2

Share issue at exercise price

(Traditional exercise of options)

1.
Apart from the Company exercising its option rights in accordance with § 1, the plan participant is entitled to acquire one T-Online share at the exercise price defined in paragraph (2) for each option under the provisions of these option terms and conditions.

2.
The exercise price ("exercise price") per T-Online share corresponds to the arithmetic average of the closing prices of the T-Online share in XETRA trading through Deutsche Börse AG on the last 30 consecutive trading days before the day on which the options were granted, i.e. EUR 37.65. The options are granted on July 6, 2000.

§ 3

Share issue at minimum price

(Innovative exercise of options)

1.
The following arrangements are applicable if the Company has stipulated in accordance with § 1 (2), that one T-Online share each will be issued at the minimum price against the exercise of a specified number of option rights, or if the Company has stipulated in accordance with § 1 (2), that, on the basis of an appropriate exercise notice submitted by the plan participant, instead of

3

  the shares being issued at the exercise price (§ 2), one T-Online share each is to be issued at the minimum price against the exercise of a specified number of option rights, and the plan participant has submitted an appropriate exercise notice.

2.
The minimum price to be paid on the exercise of the options shall correspond to the portion of the share capital that is ascribed to one T-Online share at the time of the relevant exercise (lowest issue amount within the meaning of § 9 (1) of the German Stock Corporation Act [AktG] at the time that the options were granted, EUR 1.00).

3.
The number of options to be exercised to acquire one T-Online share (the "exchange ratio") shall be calculated using the following formula:

A =	K - M K - X

  Where:

A	Number of options to be exercised to acquire one T-Online share
X	Exercise price within the meaning of § 2 (2)
K	Price (as defined below)
M	Minimum price within the meaning of § 3 (2)
4.
The price is deemed to be the bottom price in XETRA trading of Deutsche Börse AG published by Deutsche Börse AG under http://www.xetra.de/INTERNET/XETRA/index.htm on the day on which the respective window for receipt of the exercise notice begins, in accordance with § 8 (2). The value to be calculated for A shall be rounded off to three places after the decimal point. The exercise of fractions of options is possible. Fractions of options shall be retained for safekeeping (to three decimal places) in the securities accounts maintained by the bank instructed to administer the Stock Option Plan. The fractions shall lapse without compensation and be automatically retired if a plan participant has a residual stock of less than one option.

§ 4

Cash Settlement

1.
If the Company has stipulated in accordance with § 1 (2) that a cash settlement is to be paid by the Company instead of issuing T-Online shares, the amount of the cash payment for each option right exercised in a given window for receipt of the exercise notice (§ 8 (2)) shall correspond to the difference between the price defined in § 3 (4), relating to the above-mentioned window for receipt of the exercise notice, and the exercise price defined in § 2 (2). The plan participant is no longer obliged to pay the exercise price.

2.
The cash settlement shall be payable within four weeks of exercise of the option rights and is credited to the plan participant in an account to be stated in the exercise notice after deduction of taxes and other levies (cf. § 10).

§ 5

Qualifying Periods; Term; Restrictions on Exercise;

Lapse of Options upon Expiry of the Term without Compensation

1.
The option rights may not be exercised before the end of the qualifying period. The qualifying period shall end at the end of the day on July 6, 2002. Exercise of the options is permissible—

4

  subject to other restrictions in these option terms and conditions—for the first time when the window for receipt of the exercise notice pursuant to § 8 (2) begins on July 7, 2002.

2.
In accordance with § 8 (2), the term of the option rights terminates upon expiry of the window for receipt of the exercise notice ending on July 7, 2005, 10 a.m. (Frankfurt am Main). The period between the end of the qualifying period and the end of the term is referred to as the "exercise window" below.

3.
Option rights may only be exercised within the exercise window, but not during the immobilization periods. The following periods are considered immobilization periods:

a)
The period between the tenth day before the day on which the Board of Management announces its proposal for appropriation of net income available for distribution and the day dividend payment falls due (dividend record date) after the regular Shareholders' Meeting (inclusive), unless otherwise specified by the Company;

b)
The period between the day on which the Company publishes an offer to its shareholders for the acquisition of new T-Online shares or bonds with warrants or option rights in an authorized journal for mandatory stock market announcements or in the Federal Gazette and the day on which the eligible T-Online shares of the Company are first officially listed on the Frankfurt stock exchange "ex rights" (including these days in each case);

c)
The period during the preparation and execution of capital measures, which is to be announced by the Company in accordance with § 14 in each individual instance.

  The restrictions to paragraph (3) are not applicable within a period for which the Company has determined a cash settlement in accordance with § 1 (2), and § 4.

5.
The Company shall inform the plan participants about the periods during which an exercise of the options is not permitted, in accordance with § 14.

6.
All non-exercised options shall lapse without compensation upon expiry of the term in accordance with paragraph (2), irrespective of whether they were ever exercisable within the provisions of these option terms and conditions. A lapse before expiry of the term due to other provisions in these option terms and conditions remains unaffected.

§ 6

Performance Targets

1.
Options may only be exercised if and as soon as both the absolute and relative performance targets have each been exceeded at least once within the period from July 7, 2002, and the end of the day on July 6, 2005. The options may be exercised by the plan participants up to the end of the term once both performance targets have been exceeded. The two performance targets do not have to be exceeded on the same day nor on the day the option is exercised.

2.
The absolute performance target is deemed achieved when the moving thirty-day average closing price of the T-Online share in XETRA trading of Deutsche Börse AG (or successor system) has risen more than 40% over the exercise price. The above-mentioned moving average price shall be measured for the first time for the period of 30 trading days ending on July 7, 2002. A trading day is every day on which XETRA trading takes place.

3.
The relative performance target is deemed achieved when the moving 30-day average closing price of the T-Online share in XETRA Trading of Deutsche Börse AG (or in a successor system)—measured for the first time for the period of 30 consecutive trading days that ends on July 7, 2002, and adjusted for dividend payments, option rights, and other special rights (total shareholder return approach)—compared with the 30-day average closing price of the T-Online share

5

  immediately prior to the granting of the options has risen by more than 20% over the 30-day average of the Dow Jones Euro Stoxx Telecom (the "Index")—measured for the first time for the period of 30 consecutive trading days that ends on July 7, 2002—as compared with the 30-day average price of the Index immediately prior to the granting of the options. Start and end of the thirty trading days relating to the index correspond to the start and end of the respective thirty-day period relating to the T-Online share, irrespective of which days the shares were traded in the index.

        Achievement of the relative performance target is determined using the following formula:

        T-Online shareG30 = moving 30-day average of the T-Online share using based on "total shareholder return" approach

        T-Online shareH30 = 30-day average of the T-Online share prior to granting of options

        Euro STOXX TelekomG30 = moving 30-day average of the EURO STOXX Telekom Index

        Euro STOXX TelekomH30 = 30-day average of the EURO STOXX Telekom Index prior to granting of options

§ 7

Personal Exercise Requirements; Departure of Companies

from the T-Online AG Group

1.
If a plan participant's employment with T-Online International AG or a subordinate affiliated company ends, or if a company departs from the T-Online Group, the following provisions shall apply with regard to the options, except for the special conditions set forth in the subsequent stipulations: options which have become exercisable in accordance with the provisions of these option terms and conditions by the time of departure must be exercised by the time of departure. The options shall lapse without compensation and be retired if no exercise notice has been received by the option agent prior to expiry of the window for receipt of the exercise notice beginning on the last day of employment, in accordance with § 8 (2). Options that did not become exercisable by the time of departure shall likewise lapse without compensation and be retired. A move from one company in the T-Online Group, whose management personnel have received Tranche 2000 options, to another company in the T-Online Group, or in the Deutsche Telekom AG Group, whose management personnel have received Tranche 2000 options, leaves the options held unchanged. The same is true for a move at the initiative of, or in agreement with, the present employer to a company in the T-Online Group or in the Deutsche Telekom AG Group whose management personnel have not received Tranche 2000 options, unless otherwise specified at the time of the move.

2.
Divergent from the basic provision set forth in paragraph (1), the following special provisions shall be applicable for the events listed below:

6

2.1.
Departure of a plan participant

EVENT	CLAIM	EXERCISE OF THE OPTIONS
Termination by the employee	Exercisable options and not yet exercisable options lapse on the day the employment relationship ends	Where exercisable, up to the day on which the employment relationship ends
Termination by the employer	Exercisable options and not yet exercisable options lapse on the day the employment relationship ends	Where exercisable, up to the day on which the employment relationship ends
Termination by the employer (for personal/conduct reasons)	Exercisable options and not yet exercisable options lapse on the day of the termination
Retirement	The plan continues. However, exercisable options and not yet exercisable options lapse 36 months after retirement	Where exercisable, within 36 months after retirement
Disability	The plan continues. However, exercisable options and not yet exercisable options lapse 36 months after commencement of the disability	Where exercisable, within 36 months after commencement of the disability
Status change (to a position outside the group of eligible participants)	The plan continues. However, exercisable options and not yet exercisable options lapse 36 months after the status change	Where exercisable, within 36 months after status change
Death	The plan continues. However, exercisable options and not yet exercisable options lapse at the end of the option period but no later than 36 months after the plan participant's death
Where exercisable, within 36 months of the death, however no later than the end of the option period, by a person, by a person named to T-Online AG by the plan participant; otherwise they lapse. If such a person has not been named, the heir(s) named in the certificate of inheritance are entitled to the right. The right must be exercised jointly where there is more than one.

7

2.2.
Departure of a subsidiary from the group of entitled companies

EVENT	CLAIM	EXERCISE OF THE OPTIONS
Departure of a company from the group of entitled companies	The plan continues.

	However, exercisable options and not yet exercisable options lapse at the end of the option period but no later than 36 months after the departure of the company from the group of entitled companies; however, no later than the end of the option period	Where exercisable, within 36 months of the departure of the company from the group of entitled companies; however, no later than the end of the option period

        Those companies are entitled whose management personnel have received Tranche 2000 options. A departure from the group of entitled companies is deemed to occur when and as soon as T-Online International AG loses its direct or indirect majority holding in the entitled company.

2.3.
The following special conditions are applicable for members of the Board of Management (including those of subsidiaries) in addition to 2.2. above:

EVENT	CLAIM	EXERCISE OF THE OPTIONS
Termination without notice for cause	Exercisable options and not yet exercisable options lapse on the day the employment relationship ends	Where exercisable, up to the day on which the employment relationship
Retirement	The plan continues. However, exercisable options and not yet exercisable options lapse 36 months after retirement	Where exercisable, within 36 months after retirement
Disability	The plan continues. However, exercisable options and not yet exercisable options lapse 36 months after commencement of the disability	Where exercisable, within 36 months after commencement of the disability
Death	The plan continues. However, exercisable options and not yet exercisable options lapse 36 months after the plan participant's death
Where exercisable, within 36 months after the death, by a person, by a person named to T-Online AG by the plan participant; otherwise they lapse. If such a person has not been named, the heir(s) named in the certificate of inheritance are entitled to the right. The right must be exercised jointly where there is more than one.

8

The Supervisory Board does not sign a further employment contract with the plan participant	The plan continues. However, exercisable options and not yet exercisable options lapse 36 months after termination of the employment relationship	Where exercisable, within 36 months after the end of the employment relationship
The Supervisory Board offers the plan participant a new employment contract under poorer conditions; however the plan participant does not accept.	The plan continues. However, exercisable options and not yet exercisable options lapse 36 months after termination of the employment relationship	Where exercisable, within 36 months after the end of the employment relationship
The Supervisory Board offers the plan participant a new contract of employment under the same or better conditions; however the plan participant does not accept.	The plan continues. However, exercisable options and not yet exercisable options lapse on the day that the employment relationship is terminated	Where exercisable, up to the day that the employment relationship is terminated
2.4.
Departure of a managing director from a subsidiary

  The special conditions set forth under 2.1., 2.2. and 2.3. are applicable.

3.
The Company and the respective employer of the plan participant are entitled to inform the option agent in each instance (without quoting the reason) whether and as of when options may no longer be exercised by a plan participant.

§ 8

Exercise of option rights

1.
Exercise of option rights through an option agent

  The option rights shall be exercised by sending an irrevocable exercise notice to Dresdner Bank AG, Darmstadt branch (the "option agent"). The Company shall make forms available to the plan participants for the exercise of option rights (the "exercise notice") in good time. By submitting the exercise notice, the plan participant irrevocably requests and authorizes the option agent, in its own name, but for account of the plan participant, to submit to the Company the declarations required under German Stock Corporation law to exercise the option rights. The exercise notice is not submitted effectively unless it is received, completely filled out and without any unstipulated deletions or additions, by the agent stated in the exercise notice at the latest by the deadline specified in paragraph (2).

2.
Window for receipt of the exercise notice

  Exercise notices are only effective if they are received by the option agent between the moment of a trading day when XETRA trading officially closes and 10:00 a.m. (Frankfurt am Main) of the next trading day ("window for receipt of the exercise notice"), even if calendar days that are not trading days lie between these days. A trading day is every day on which XETRA trading takes place. The time of announcement of the exchange ratio (as defined in § 3, No. 3) in accordance with § 14 takes the place of the time at which XETRA trading officially ends when shares are issued at the minimum price (innovative exercise) in accordance with § 3. Exercise notices received by the option agent outside the window for receipt of the exercise notice are invalid. In this event, a new exercise notice must be submitted for the exercise of the option to be effective. This shall not apply where option rights are exercised within a period of time for which the Company has stipulated a cash settlement in accordance with § 4 (1), instead of the issue of shares. If the window for receipt of the exercise notice pursuant to the above provisions ends on a public holiday in Hesse, then no option rights can be exercised during this window. The exercise of options only becomes possible again in the next window for receipt of the exercise notice that ends on a trading day that is not also a public holiday in Hesse. Restrictions on the exercise of options due to the above provisions shall be announced officially in accordance with § 14.

9

3.
Payment of the exercise or minimum price, taxes and levies

  The strike or minimum price to be paid by a plan participant when an option is exercised shall be charged to the account set up with the Darmstadt branch of Dresdner Bank AG. The plan participant shall be responsible for ensuring there is adequate cover in the account. This shall not apply if the Company has declared that a cash settlement will be made, in accordance with § 4 (2), upon exercise of option rights. The exercise notice may include a direct debit authorization in favor of the Company for the payment of taxes and levies (§ 10). Details are defined in the exercise notice. The direct debit authority is to be completed and signed by the plan participant. The exercise notice is invalid as a whole in the absence of a duly completed direct debit authority.

4.
Irrevocability of exercise

  The exercise of option rights is irrevocable and may not be made subject to any conditions whatsoever.

5.
Number of shares per option exercise

  Only one exercise notice may be submitted in any given window for receipt of the exercise notice (cf. § 8 (2)). For each exercise, at least 100 shares must be subscribed. If the Company has stipulated a cash settlement (§ 4), a minimum of 100 option rights must be exercised in each case. If a residual amount of less than 100 option rights remains, these rights must be exercised with a single exercise notice.

§ 9

Non-transferability of Option Rights

  Option rights may not be transferred in a legal transaction and may not be pledged as security. However, in the event of inheritance, option rights shall pass to the heir(s), and may be exercised in accordance with the provisions of these option terms and conditions.

§ 10

Taxes, Levies and Other Charges

1.
Any taxes, levies or other charges payable by the plan participant in conjunction with the issue of options, the exercise of option rights, the delivery of T-Online shares, or the payment of the cash settlement shall be paid by the plan participant.

2.
Income taxes together with other taxes and levies, including any social security contributions, are payable on the non-cash benefit received by a plan participant subject to tax in Germany, in accordance with the legal provisions applicable at the relevant time. The Company or subordinate affiliated company with which the employment relationship exists shall be entitled or obliged to withhold these taxes and levies from the wage and salary payments (or the cash settlement pursuant to § 4) as specified under § 8 (3) or, in the event that this amount is not sufficient for settlement, to require direct payment by the plan participant (if applicable, through a direct debit authorization pursuant to § 8 (3)) or to submit an information return to the responsible tax authorities; in the latter case, the plan participant shall be given a copy of the information return.

3.
If the plan participant is not subject to tax in Germany, the above provisions shall be applicable concordant with the provisions of the applicable foreign tax law. Where appropriate, the plan participant shall receive a certificate from the Company or subordinate affiliated company regarding the non-cash benefit received.

10

§ 11

Adjustments due to Changes in Capital Stock

1.
If, during the term of the option rights, there are changes to the Company's capital stock or restructuring measures which have a direct impact on the Company's equity capital (e.g. stock splits), the exercise price and/or the number of T-Online shares that can be acquired for each option right shall be adjusted such that the total value of the option rights to which a plan participant is entitled after the measure concerned has been executed essentially corresponds to the total value of the option rights to which the same plan participant is entitled immediately before the measure concerned was executed. Where appropriate, option rights issued as a result of the measure shall be taken into account when calculating the total value.

2.
An adjustment shall not be made by the Company where not legally permissible or that has already taken place by act of law, or where the changes or restructuring measures do not materially affect the total value of the option rights.

§ 12

Restrictions on Liability

  The Company, its legal representatives, employees and agents, and the option agent, its legal representatives, employees and agents shall not be liable for slight negligence, for consequential damage, or for loss of earnings.

§ 13

Price Risks, Tax Risks

1.
The Company makes no guarantee whatsoever for the general development of the market or the development of the T-Online share price after option rights are issued or option rights are exercised, or for any other time or period. In particular, there is hence no guarantee that plan participants will be able to exercise the option rights or plan participants who exercise option rights will obtain an economic benefit to the amount of the difference between strike or minimum price and current market price, or will be in a position to sell at a profit the T-Online shares acquired. Hence option rights are accepted and exercised solely at the risk of the respective plan participant.

2.
The Company makes no guarantee whatsoever that taxes and levies to be retained in accordance with § 10 or taxes and levies otherwise to be paid by the plan participant will be payable only on the difference between the strike or minimum price and the current market price upon exercise of the options or upon delivery of the T-Online shares, on any actual profit realized from (immediate) sale, or on any other specific amount. It is recommended that the plan participants obtain tax advice, including with regard to their personal tax affairs.

§ 14

Official Announcements

After July 6, 2000, the Company shall make an announcement without delay (on the same trading day in each case) as soon as the relative and the absolute performance targets have been achieved. For the issue of shares at the minimum price (§ 3), the Company shall also announce, at the conclusion of XETRA trading in each case, the price applicable for this day (as defined in § 3) and the number of option rights required for exercise at the minimum price (exchange ratio). These and all announcements required under these option terms and conditions, including but not limited to

11

announcements by the Company pursuant to § 1 (3), shall be made available by way of written announcement to every individual holder of the option rights or by way of the intranet, or under the Internet and intranet addresses made known to the plan participants with this § 14, or by other electronic means. Before exercising option rights, the plan participants are obliged to ascertain whether any official announcements have been made.

§ 15

Applicable Law, Place of Performance, Jurisdiction and Venue

1.
Form and content of the option rights and the option terms and conditions, as well as all rights and obligations of the plan participants or the Company arising therefrom, shall be governed by, and must be construed in accordance with, the laws of the Federal Republic of Germany, to the exclusion of the provisions of private international law. The provisions of § 10 (3) shall remain unaffected.

2.
Place of performance hereunder shall be Darmstadt; in case of any legal dispute arising from, or in conjunction with, the option rights, the courts of Darmstadt shall have non-exclusive venue and jurisdiction.

§ 16

Certification

1.
The options are not certified at this stage.

2.
The plan participant agrees, and declares its agreement to the Company, to hereby grant the option agent an irrevocable power of attorney to make and receive all declarations which, in the opinion of the option agent, are necessary or expedient to certify the options and revoke any certifications. The certification may take the form of individual or global certificates, including together with option rights of other plan participants. The certificates may be bearer or registered certificates. The plan participant hereby instructs the option agent on his or her behalf to retain in safekeeping, or have retained in safekeeping, deeds or instruments evidencing the option rights granted to the plan participant.

3.
The cost of any certification will be borne by the Company.

4.
The plan participants have no rights to individual certification of the options or to certification of several or all options of a plan participant in a single certificate. The safekeeping of deeds or instruments evidencing the options of the plan participants, by another agent than the option agent, is only permitted with the approval of the option agent.

§ 17

Miscellaneous

1.
The plan participants are obliged to comply with the applicable legal provisions, specifically regarding the prohibition of insider dealing, and any insider-dealing regulations set forth by the Company, at all times when exercising their rights arising from the option rights and selling T-Online shares.

2.
The Company has the right to make appropriate modifications should there be changes to stock exchange practices during the period of the option rights, such as the replacement of XETRA by a successor system, that make the execution of these option terms and conditions or individual

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  provisions therein substantially more difficult or impossible, or in the event of T-Online shares no longer being traded on the Frankfurt stock exchange.

3.
In the event of one of the provisions in these option terms and conditions being, or becoming, ineffective or impracticable, the effectiveness or practicability of the remaining provisions remains unaffected thereby. Any gaps arising from the ineffectiveness or impracticability of a provision, and any other lacunae herein, will be closed appropriately by means of a supplementary interpretation of the contract taking into account the interests of the parties involved. This shall also apply insofar as the scope of a service or timeline (deadlines, dates) is affected. In such instances, a legally permissible measure of performance or time (term, periods, dates) as close to the intended measure as possible arises in the place of the measure agreed at first. Provisions not in accord with the resolution regarding contingent capital adopted at the regular Shareholders' Meeting on March 17, 2000, are deemed not practicable within the meaning of these arrangements.

4.
Headings shall only serve as points of reference and shall not be used for interpretation. The original German text shall be binding in the event of deviations between an English version of these option terms and conditions and the original German text, or should the translation give rise to any problems of interpretation.

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Annex 8

Annex 1

List of equity interests held by T-Online International AG
as of 31 October 2004
including any indirect holdings

Name and registered office of enterprise	Direct holding	Indirect holding
	%	%
A. Affiliated Enterprises
I. Domestic
T-Online Portal-GmbH, Darmstadt	100.00
T-Online Holding-GmbH, Darmstadt	100.00
daybyday media GmbH, Hamburg	100.00
Atrada Trading Network AG, Nuremberg	100.00
—Compendo GmbH, Nuremberg		100.00
T-Online Travel GmbH, Darmstadt	75.10
T-Online Venture Fund & Co. KG, Bonn	99.00
Interactive Media CCSP GmbH, Darmstadt	100.00
Scout24 AG, Baar, Switzerland
—FinanceScout24 AG, Hamburg		100.00
—AutoScout24 GmbH, Munich		92.41
—Scout24 GmbH, Munich		100.00
—Scout Business Services GmbH, Munich		100.00
—FriendScout24 GmbH, Munich		100.00
—XL AG, Munich		100.00
JobScout24 International Holding AG, Baar, Switzerland
—JobScout24 GmbH, Coburg		100.00
—Scout24 Verwaltungs- and Beteiligungs GmbH, Munich		100.00
AutoScout24 GmbH, Munich
—AutoScout24, Deutschland GmbH, Munich		100.00
—TruckScout 24 GmbH, Munich		60.00
II. Foreign
T-Online.ch, AG, Zurich	100.00
T-ONLINE FRANCE SAS, Paris	100.00
—Atrada Trading Network SARL, Saint Germain en Laye		100.00
T-Online.at Internet Service GmbH, Vienna	100.00
Atrada Trading Network AG, Nuremberg
—Atrada Trading Network Limited, London		100.00
YACOM INTERNET FACTORY S.A.U., Madrid	100.00
—Yaonline Proveedor de Servicios de Internet S.L., Madrid		100.00
—Yacom Travel S.L., Madrid		100.00
—Yacom Travel Markets S.L., Madrid		100.00
—Terravista.pt Servicios Multimedia S.A., Lisbon		100.00

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Scout24 AG, Baar, Switzerland	100.00
—Scout24 International Management AG, Baar		100.00
—JS24 Holding AG, Baar		100.00
—JobScout International Holding AG, Baar		100.00
—Scout24 Schweiz AG, Baar		50.10
—Scout24 S.L., Madrid		100.00
JS24 Holding AG, Baar, Switzerland
—TopjobsScout24, Schweiz AG, Urdorf		99.95
Scout24 Schweiz AG, Baar, Switzerland
—ImmoScout24 AG, Flamatt		99.40
—AutoScout24 AG, Flamatt		100.00
AutoScout24 GmbH, Munich
—AutoScout Espana S.A., Madrid		90.00
—AutoScout 24 Scandinavia A.B., Stockholm		100.00
—AutoScout24, Belgium S.A., Brussels		90.00
—AutoScout24 Italia, S.p.A., Padua		100.00
—AutoOnline BV, Schiphol		50.99
—AutoScout24 France SAS, Trappes		99.90
—AutoScout AS GmbH, Vienna		100.00
—Autoscout24 d.o.o., Zagrab		75.00
B. Shares in Associated Enterprises
I. Domestic
comdirect bank Aktiengesellschaft, Quickborn	21.35
buecher. de Verwaltungs GmbH, Augsburg	25.00
buecher. de GmbH & Co. KG, Augsburg	25.00
Bild.T-Online.de AG & Co. KG, Berlin	37.00
Bild.T-Online.de Verwaltungsgesellschaft AG	37.00
T-Online Venture Fund GmbH & Co. KG, Bonn
—CoreMedia AG, Hamburg		27.35
—gamigo AG, Rheine		20.54
—HTW Medienhandel Holding GmbH, Munich		30.02
Scout24 AG, Baar, Switzerland
—Immobilien Scout GmbH, Berlin		33.11
AutoScout24 GmbH, Munich
—TN transport Network GmbH, Abstatt		30.00
II. Foreign
Yacom Internet Factory S.A.U., Madrid
—Absline Multimedia S.L., Madrid		47.50
—STORE ALCALA 76, S.L.		50.00
—Fomento Musical S.L., Barcelona		50.00
C. Other holdings
I. Foreign
T-Online Venture Fund GmbH & Co. KG, Bonn
—MessageVine, Inc., Ramat Hasheron		4.60
ImmoScout24, AG, Flamatt
—Immovista AG, Zurich		10.00

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